                                                     Registration Nos. 333-_____
                                                                       811-05301

      As filed with the Securities and Exchange Commission on June 2, 2003

                     --------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

         Pre-Effective Amendment No.        [     ]               [     ]

         Post-Effective Amendment No.       [     ]               [     ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         Amendment No.                      [ 57 ]                [  X  ]

                VARIABLE ACCOUNT I OF AIG LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                           AIG LIFE INSURANCE COMPANY
                               (Name of Depositor)

                                 One ALICO Plaza
                                 600 King Street
                              Wilmington, DE 19801
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (713) 831-8470
                Depositor's Telephone Number, including Area Code

                              Lauren W. Jones, Esq.
                             Deputy General Counsel
                      American General Life Companies, LLC
                               2929 Allen Parkway
                            Houston, Texas 77019-2191
                     (Name and Address of Agent for Service)

It is proposed that the filing will become effective (check appropriate box)

         [     ]  immediately upon filing pursuant to paragraph (b) of Rule 485
         [     ]  on (date) pursuant to paragraph (b) of Rule 485
         [     ]  60 days after filing pursuant to paragraph (a)(1) of Rule 485
         [     ]  on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

         [     ]  this  post-effective  amendment  designates  a new  effective date for a previously  filed  post-effective amendment.

Title of Securities Being Registered:

         Units of interest in Variable Account I of AIG Life Insurance Company under variable annuity contracts

         Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

                                __________, 2003

                       IMMEDIATE VARIABLE ANNUITY CONTRACT
                                    issued by
                           AIG LIFE INSURANCE COMPANY
                                   through its
                               VARIABLE ACCOUNT I

This prospectus describes a single premium immediate variable annuity contract offered to individuals. The minimum initial premium is $20,000. Additional premiums are not accepted. Please read this prospectus carefully before investing and keep it for future reference.

The contract is available as a qualified contract, such as an individual retirement annuity contract funded with rollovers from tax-qualified plans, and as a non-qualified contract funded with money from any source.

The contract provides several options for annuity payments beginning on the Income Start Date. You select the annuity option at the time of purchase and annuity payments must begin within 12 months of the Contract Date.

Contracts and/or certain contract features offered by this prospectus may not be available in all states.

The contract has 25 investment options to which you can allocate your money - 24 variable investment options and one fixed investment option. If your contract is a tax-deferred non-qualified annuity that is not part of your retirement plan, those variable investment options that are invested in Mutual Funds available to the public outside of annuity contracts, life insurance contracts, or certain employer-sponsored retirement plans (Vanguard(R) public Mutual Funds), will not be available for you to allocate your money within your contract. The fixed investment option is part of our general account and, if chosen, each of your annuity payments will generally be the same amount. If you allocate your money to the variable investment options, the periodic annuity payments will change depending on the investment performance of the funds you select. You bear the investment risk. The variable investment options are funds of the Vanguard(R) Variable Insurance Fund ("Vanguard VIF Portfolios") and the Vanguard public Mutual Funds ("Vanguard Funds"). The Vanguard VIF Portfolios and the Vanguard Funds are collectively referred to in this prospectus as the "funds."

To learn more about the contract, you can obtain a copy of the Statement of Additional Information ("SAI") dated ______, 2003. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The table of contents of the SAI appears on the last page of this prospectus. For a free copy of the SAI, call Vanguard(R) Annuity and Insurance Services at (800) 522-5555 (between 8 a.m. and 8 p.m. Eastern time) or write to Vanguard Annuity and Insurance Services at P.O. Box 1105, Valley Forge, PA 19482-1105. You can also contact AIG Life Insurance Company, Attention:
Pension Administration, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801 (telephone: 877-299-1724).

In addition, the SEC maintains a website at http://www.sec.gov that contains the prospectus, SAI, materials incorporated by reference and other information that we have filed electronically with the SEC.

Variable annuities involve risks, including possible loss of principal or reduced income. They are not a deposit of any bank or insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The SEC has not approved or disapproved of the contract or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                TABLE OF CONTENTS

DEFINITIONS...................................................................2

SUMMARY OF THE CONTRACT.......................................................3

FEE TABLES....................................................................7

CONDENSED FINANCIAL INFORMATION...............................................8

INVESTMENT OPTIONS............................................................8

EXPENSES......................................................................14

THE CONTRACT..................................................................15

ANNUITY PAYMENTS..............................................................20

ACCESS TO YOUR MONEY..........................................................24

DEATH BENEFIT.................................................................25

PERFORMANCE...................................................................26

TAXES.........................................................................27

OTHER INFORMATION.............................................................32

FINANCIAL STATEMENTS..........................................................34

APPENDIX A - CONDENSED FINANCIAL INFORMATION..................................35

APPENDIX B - HYPOTHETICAL ILLUSTRATIONS OF ANNUITY PAYMENTS...................36

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION..................41

                                   DEFINITIONS

We have capitalized certain terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

Annuitant - The person you designate to receive annuity payments and whose life determines the duration of annuity payments involving life contingencies. The Annuitant is usually the owner of the contract, but in some circumstances the owner may not be the Annuitant. In addition, certain annuity options under the contract permit a Joint Annuitant.

Annuity Payment Option - The method in which you choose to receive your stream of annuity payment(s).

Annuity Unit - An accounting unit of measure used to calculate annuity payments after the Income Start Date.

Assumed Investment Return - The net investment return that will cause variable annuity payments to remain level. The Assumed Investment Return is used in calculating the initial and subsequent variable annuity payments.

Contract Anniversary - An anniversary of the date we issued your contract.

Contract Date - The date your contract is issued and becomes effective.

Contract Year - Each twelve-month period beginning on the Contract Date.

Income Change Date - The date on which the amount of variable annuity payments changes. Income Change Dates occur as specified in your contract.

Income Start Date - The date on which annuity payments begin. You choose this date when you purchase the contract. It cannot be later than 12 months after the Contract Date.

Non-Qualified Contract - An annuity purchased with dollars already subject to taxation.

Premium Payment - Money sent to us to be invested in your contract.

Premium Tax - A tax charged by a state or municipality on Premium Payments.

Qualified Contract - An annuity purchased with premium dollars protected from current taxation by some type of employer retirement plan, such as a 403(b), or 401(k), or by a deductible IRA.

Right to Examine Period - Time period immediately following the Issue Date, when you may return your contract to the Company.

Valuation Date - Each day that the New York Stock Exchange is open for trading.

Valuation Period - The period between the close of business on any Valuation Date and the close of business for the next succeeding Valuation Date.

                             SUMMARY OF THE CONTRACT

The summary provides a brief overview of the significant features of the contract. You can find additional information later in this prospectus, in the SAI, and in the contract. This prospectus applies principally to the variable investment options and related aspects of the contract. The fixed investment option is discussed under the heading "Fixed Investment Option."

PURPOSE OF THE ANNUITY CONTRACT

The single premium immediate variable annuity contract described in this prospectus provides annuity payments to the Annuitant for his or her life, and, under certain options, the life of a Joint Annuitant or for a certain period of years. You may select from a number of annuity payment options. Certain options provide a guaranteed minimum number of years of annuity income. You may choose annuity payments that are fixed, variable, or a combination of fixed and variable. You may choose annuity payments on a monthly, quarterly, semiannual, or annual basis.

The contract is intended for people who want to provide a stream of income payments, generally for retirement but also for other long-term purposes.

TYPE OF CONTRACT

If you are eligible, you may purchase the contract as an individual retirement annuity ("IRA") with contributions rolled-over from tax-qualified plans such as 401(k) Plans, 403(b) Plans, governmental 457 Plans, or IRAs. You may also purchase the contract as a non-qualified retirement plan for an individual.

PURCHASE OF THE CONTRACT

The minimum amount to purchase a contract is $20,000. We reserve the right to accept payments below that amount or reject payments in excess of limits we establish from time to time. In general, we will not issue a contract to anyone who is over age 80, but reserve the right to increase or decrease that age.

THE INVESTMENT OPTIONS

When you purchase the contract, you may allocate your premium to our variable account to provide a variable annuity. Our variable account is divided into subaccounts, 24 of which are offered under the contract. Each of the 24 subaccounts invest exclusively in shares of a specific Vanguard Fund or Vanguard VIF Portfolio. The investment performance of each subaccount is linked to the investment performance of one of the Funds. Assets in each of the subaccounts belong to the Company, but are accounted for separately from the Company's other assets and can be used only to satisfy its obligations under the contracts.

The Vanguard Funds are only available if your contract has been issued on a qualified basis. The Vanguard VIF Portfolios are available for both qualified and non-qualified contracts. You can allocate your premium payment to one or more subaccounts that invest exclusively in shares of the following variable investment options described in the Fund prospectuses:

Vanguard Funds (and their fund managers)

Managed by Vanguard's Quantitative Equity Group
..        Vanguard(R) Total International Stock Index Fund

Managed by Vanguard's Fixed Income Group
..        Vanguard(R) Inflation-Protected Securities Fund

Managed by Wellington Management Company, LLP
..        Vanguard(R) Dividend Growth Fund
..        Vanguard(R) GNMA Fund
..        Vanguard(R) Health Care Fund

Also included in the Vanguard Funds are the:

..        Vanguard(R) LifeStrategy(R) Conservative Growth Fund
..        Vanguard(R) LifeStrategy(R) Growth Fund
..        Vanguard(R) LifeStrategy(R) Income Fund
..        Vanguard(R) LifeStrategy(R) Moderate Growth Fund

The Board of Trustees of the LifeStrategy(R) Funds decides how to allocate their assets among the underlying funds. The Vanguard Group serves as the manager of the underlying funds.

Vanguard VIF Portfolios (and their portfolio managers)

Managed by Vanguard's Fixed Income Group
..        Vanguard VIF Money Market Portfolio
..        Vanguard VIF Short Term Corporate Portfolio
..        Vanguard VIF Total Bond Market Index  Portfolio

Managed by Vanguard's Quantitative Equity Group
..        Vanguard VIF Equity Index Portfolio
..        Vanguard VIF Mid-Cap Index Portfolio
..        Vanguard VIF REIT Index Portfolio
..        Vanguard VIF Total Stock Market Index Portfolio

Managed by Wellington Management Company, LLP
..        Vanguard VIF Balanced Portfolio
..        Vanguard VIF High Yield Bond Portfolio

Managed by Newell Associates
..        Vanguard VIF Equity Income Portfolio

Managed PRIMECAP Management Company
..        Vanguard VIF Capital Growth Portfolio

Managed by Barrow, Hanley, Mewhinney & Strauss, Inc.
..        Vanguard VIF Diversified Value Portfolio

Managed by Alliance Capital Management L.P.
..        Vanguard VIF Growth Portfolio

Managed by Granahan Investment Management, Inc.
and Grantham, Mayo, Van Otterloo & Co. LLC
..        Vanguard VIF Small Company Growth  Portfolio

Managed by Schroder Investment Management North
America Inc. and Baillie Gifford Overseas Ltd
..        Vanguard VIF International Portfolio

Each Vanguard Fund's board of trustees and each Vanguard VIF Portfolio's board of trustees may, without prior approval from contract owners, change the terms of an advisory agreement or hire a new investment adviser-either as a replacement for an existing adviser or as an additional adviser. Any significant change in a Vanguard Fund's or Vanguard VIF Portfolio's advisory arrangements will be communicated to contract owners in writing. In addition, as each Vanguard Fund's and each Vanguard VIF Portfolio's overall manager, The Vanguard Group may provide investment advisory services to as Vanguard Fund or Vanguard VIF Portfolio, on an at-cost basis, at any time.

Allocating part or all of your premium to a subaccount means you have elected, at least in part, a variable annuity payment. The amount of your variable annuity payment will increase or decrease depending on the investment performance of the subaccounts you selected. You bear the investment risk for amounts allocated to a subaccount.

You can also allocate all or part of your premium to the general account and elect a fixed annuity payment. Under this option, the periodic amount you receive will not change.

EXPENSES

The company does not deduct a sales load from your premium, but does deduct the following charges in connection with the contract. For additional information, see "Expenses" further on in this prospectus.

Mortality and Expense Risk Charge. We deduct a daily charge from the assets of each subaccount for mortality and expense risks. The current charge is 0.52% per annum based on each subaccount's average daily net assets.

Premium Tax Charge. We assess a premium tax charge as reimbursement for any premium tax we incur related to the contract. We deduct the charge from your premium if we incur or will incur a premium tax. We reserve the right to deduct this charge when due or at anytime thereafter.

Other Expenses. The management fees and other expenses of the funds are paid by the funds and are reflected in the net asset values of the funds' shares.

RIGHT TO EXAMINE

You may cancel your contract within ten days after receiving it (or longer if your state requires). We will refund your premium, adjusted as required by your contract. See "Right to Return" further on in this prospectus.

PARTIAL WITHDRAWAL RIGHTS

If you choose an annuity payment option with a Guaranteed Number of Years, you will have the right to make a partial withdrawal from your contract subject to certain provisions. See "Partial Withdrawal Rights with Variable Payments for a Guaranteed Number of Years" further on in this prospectus.

CANCELLATION RIGHTS

You have the right to cancel your contract subject to certain provisions. See "Cancellation Rights" further on in this prospectus.

INQUIRIES AND CONTRACT OWNER AND ANNUITANT INFORMATION

For more information about the contracts, call 1-800-522-5555 or write:

Regular Mail:                            Overnight or Certified Mail

Vanguard Annuity and Insurance Services  Vanguard Annuity and Insurance Services
P.O. Box 1105                            455 Devon Park Drive
Valley Forge, PA 19482-1105              Wayne, PA 19087

If you have questions about your contract, please telephone Vanguard Annuity and Insurance Services at 1-800-462-2391. Please have ready the contract number and the contract owner's name, address, and Social Security number when you call. You will receive periodic statements confirming any transactions that take place as well as an annual report if you choose a variable payout option.

You may also contact AIG Life Insurance Company, the issuer of the contracts. You can contact AIG Life Insurance Company at its Pension Administration Department, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801. You can also call AIG Life Insurance Company at 1-877-299-1724.

                                   FEE TABLES

The following tables describe the fees and expenses that you will pay when buying and owning the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract or transfer cash value between investment options. State premium taxes may also be deducted.

MAXIMUM OWNER TRANSACTION EXPENSES

         Sales Load Imposed on Purchases (as a percentage of purchase payments) None

         Transfer Fee:     No charge for the first 12 transfers
                           each contract year; thereafter, we reserve the right to charge a fee of $10 per transfer. Please refer to your contract for specific transaction fees.

         Partial Withdrawal Transaction Charge:  $200 per withdrawal

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

         VARIABLE ACCOUNT ANNUAL EXPENSES
         (as a percentage of average account value)

                  Mortality and Expense Risk Fees 0.52%

                           TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES 0.52%

The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the contract. The table shows the maximum and minimum Total Annual Fund Operating Expenses both before and after contractual waiver or reimbursement for any of the funds for the fiscal year ended December 31, 2002. Current and future expenses for the funds may be higher or lower than those shown.

                          Annual Fund Fees and Expenses
               (expenses that are deducted from the Fund assets)

--------------------------------------------- ----------------------------------------- --------------------------------------
Charge                                                        Maximum                                  Minimum
--------------------------------------------- ----------------------------------------- --------------------------------------
Total Annual Fund Operating Expenses
(expenses that are deducted from fund assets
include management fees, distribution (12b-1)
fees, and other expenses)                                        0.57%                                    0.18%
--------------------------------------------- ----------------------------------------- --------------------------------------

Details concerning each Fund's specific fees and expenses are contained in the funds' prospectuses accompanying this contract prospectus.

                         CONDENSED FINANCIAL INFORMATION

Historical accumulation unit values are contained in Appendix A.

                               INVESTMENT OPTIONS

VARIABLE INVESTMENT OPTIONS

Variable Account I

Our board of directors authorized the organization of the variable account in 1986. The variable account is maintained pursuant to Delaware insurance law and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). However, the SEC does not supervise the management or the investment practices of the variable account.

We own the assets in the variable account and use them to support the variable portion of your contract and other variable annuity contracts described in other prospectuses. The variable account's assets are separate from our other assets and are not chargeable with liabilities arising out of any other businesses we conduct. Income, gains or losses, whether or not realized, are credited to or charged against the subaccounts of the variable account without regard to income, gains or losses arising out of any of our other businesses. As a result, the investment performance of each subaccount of the variable account is entirely independent of the investment performance of our general account and of any other of our variable accounts.

The variable account is divided into subaccounts, each of which invests in shares of a different portfolio of a mutual fund. The variable account maintains subaccounts that are not available under the contract. We may, from time to time, and in our sole discretion, add, remove or close subaccounts to new premium or transfers if marketing needs, tax or regulatory considerations or investment conditions warrant. No substitution of shares of one fund for another will be made until you have been notified and we have complied with legal requirements. If deemed to be in the best interest of persons having voting rights under the contract, the variable account may be operated as a management company under the 1940 Act, may be deregistered under that Act in the event such registration is no longer required, or may be combined with one or more other variable accounts.

The Vanguard Funds

Each of the Vanguard Funds is a mutual fund registered with the SEC. As the funds' investment adviser, Vanguard may compensate us for providing administrative services in connection with the funds offered under the contract. Such compensation will be paid from its assets.

You should carefully read the prospectus for each of the Vanguard Funds before investing. They contain detailed information regarding management of the Vanguard Funds, investment objectives, investment advisory fees, and other charges. The prospectuses also discuss the risks involved in investing in the Vanguard Funds. Below is a summary of the investment objectives of the funds available under the contract. There is no assurance that any of these funds will achieve its stated objectives.

         . Vanguard(R) LifeStrategy(R) Income Fund seeks to provide current income and some growth of capital. The fund invests in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to bonds and 20% to common stocks.

         . Vanguard(R) LifeStrategy(R) Conservative Growth Fund seeks to provide current income and low to moderate growth of capital. The fund invests in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to bonds and 40% to common stocks.

         . Vanguard(R) LifeStrategy(R) Moderate Growth Fund seeks to provide growth of capital and a low to moderate level of current income. The fund invests in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds.

         . Vanguard(R) LifeStrategy(R) Growth Fund seeks to provide growth of capital and some current income. The fund invests in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to common stocks and 20% to bonds

         . Vanguard(R) Health Care Fund seeks long-term capital growth by investing at least 80% of its assets in companies that develop, produce, or distribute products and services related to health care. These include U.S. and foreign pharmaceutical firms, medical supply companies, companies that operate health care facilities, and companies engaged in research.

         . Vanguard(R) Dividend Growth Fund seeks primarily, an above-average level of current income and secondarily, long-term growth of capital and income by investing primarily in stocks of companies that tend to offer current dividends and the prospects of attractive long-term total returns as a result of their ability to grow earnings and their willingness to increase dividends over time. These stocks typically but not always, will be trading at a discount to the market at the time of purchase. The fund's assets will be primarily invested in dividend-paying stocks, and the fund will be diversified across industry sectors.

         . Vanguard(R) Total International Stock Index Fund seeks to track the investment returns of the Total International Composite Index, which measures the performance of nearly all the world's stock markets outside the United States and Canada. This fund invests in three

                  Vanguard funds: European Stock Index Fund, Pacific Stock Index Fund, and Emerging Markets Stock Index Fund.

         . Vanguard(R) GNMA Fund seeks current income by investing at least 80% of its assets in Government National Mortgage Association (GNMA or "Ginnie Mae") pass-through certificates, which are fixed income securities representing part ownership in a pool of mortgage loans backed by the U.S. government. The balance of the Fund's assets may be invested in U.S. Treasury or other U.S. government agency securities, as well as repurchase agreements collateralized by such securities. The Fund's dollar-weighted average maturity depends on homeowner prepayments of the underlying mortgages. While the Fund does not observe specific maturity guidelines, the Fund's dollar-weighted average maturity will normally fall within an intermediate-term range (5 and 10 years).

         . Vanguard(R) Inflation-Protected Securities Fund seeks to provide investors inflation protection and income consistent with investment in inflation indexed securities, at least 80% of its assets is in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations. The Fund may invest in bonds of any maturity; however, its dollar-weighted average maturity is expected to be in a range of 7 to 20 years. At a minimum, all bonds purchased by the Fund will be rated "investment-grade."

Each Fund is a member of the Vanguard Group, a family of 35 investment companies with more than 100 funds holding assets in excess of $500 billion. The Vanguard Group serves as the investment adviser to the Vanguard Inflation-Protected Securities Fund and the Vanguard Total International Stock Index Fund. Vanguard manages these funds on an at-cost basis, subject to the supervision and oversight of the trustees and officers of the funds. Certain funds employ external advisers. Wellington Management Company, LLP serves as adviser to Vanguard Health Care Fund, Vanguard Dividend Growth Fund and Vanguard GNMA Fund. The LifeStrategy Funds do not employ an investment adviser. The LifeStrategy(R) Funds' board of trustees decides how to allocate their assets among the underlying funds. The Vanguard Group serves as the investment adviser for the underlying funds.

The Vanguard VIF Portfolios

Each of the Vanguard VIF Portfolios is a mutual fund registered with the SEC. As the funds' investment adviser, Vanguard may compensate us for providing administrative services in connection with the funds offered under the contract. Such compensation will be paid from its assets.

You should carefully read the prospectus for the Vanguard VIF Portfolios before investing. They contain detailed information regarding management of the Vanguard VIF Portfolios, investment objectives, investment advisory fees, and other charges. The prospectus also discusses the risks involved in investing in the Vanguard VIF Portfolios. Below is a summary of the investment objectives of the funds available under the contract. There is no assurance that any of these portfolios will achieve its stated objectives.

         . Vanguard VIF Money Market Portfolio seeks to provide income while maintaining liquidity and a stable share price of $1. The portfolio invests in high-quality, short-term money market instruments, such as securities backed by the full faith and credit of the U. S. government, securities issued by U. S. government agencies, or obligations issued by corporations. The Portfolio invests more than 25% of its assets in securities issued by companies in the financial services industry.

         . Vanguard VIF Short-Term Corporate Portfolio seeks to provide a high level of income and to preserve contract owners' principal. The Portfolio invests in a variety of high-quality, and, to a lesser extent, medium-quality fixed income securities, at least 80% of which will be short- and intermediate-term corporate bonds and other corporate fixed income obligations. The dollar-weighted average maturity of the Portfolio's bonds is expected to range between 1 and 3 years. The adviser seeks to add value by adjusting the Portfolio's dollar-weighted average maturity within the l- to 3-year range and by emphasizing sectors and individual securities that appear to offer good value.

         . Vanguard VIF Total Bond Market Index Portfolio seeks to track the performance of a broad market-weighted bond index. The Portfolio employs a "passive management" - or indexing -strategy designed to track the performance of the Lehman Brothers Aggregate Bond Index. This Index measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States- including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than 1 year. The Portfolio invests by sampling the Index, meaning that it holds a range of securities that, in the aggregate, approximate the full Index in terms of key risk factors and other characteristics. All of the Portfolio's investments will be selected through the sampling process, and at least 80% of the Portfolio's assets will be invested in bonds held in the Index. The Portfolio may use up to 10% of its assets to overweight nongovernment bonds (and correspondingly underweight government bonds) relative to the Index, but the overall credit quality of the Portfolio's nongovernment holdings will meet or exceed the overall credit quality of the Index's nongovernment holdings. The Portfolio maintains a dollar-weighted average maturity consistent with that of the Index, which currently ranges between 5 and 10 years.

         . Vanguard VIF High Yield Bond Portfolio seeks to provide a high level of income. The Portfolio invests mainly in a diversified group of high-yielding, higher-risk corporate bonds - commonly known as "junk bonds" - with medium - and lower-range credit quality ratings. The Portfolio invests at least 80% of its assets in corporate bonds that are rated below Baa by Moody's Investors Service, Inc., or below BBB by Standard &Poor's. The Portfolio may not invest more than 20% of its assets in any of the following, taken as a whole: bonds with credit ratings lower than B or that are unrated, convertible securities, and preferred stocks.

         . Vanguard VIF Balanced Portfolio seeks to conserve capital and to provide moderate, long-term growth of capital and income. The portfolio invests 60% to 70% of its assets in dividend paying and, to a lesser extent, non-dividend paying common stocks of established large and medium-size companies that, in the adviser's opinion, are undervalued but have prospects to improve. The remaining 30% to 40% of assets are invested primarily in high quality, intermediate- and long-term corporate bonds, with some exposure to U.S. Treasury, government agency, and mortgage-backed securities.

         . Vanguard VIF Equity Income Portfolio seeks to provide a relatively high level of current income and the potential for long-term growth of capital and income. The Portfolio invests mainly in common stocks of established, medium-size and large
                  U. S. companies that pay relatively high levels of dividend income and have the potential for capital appreciation. The adviser selects stocks whose dividend yields relative to the stock market are high in

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

                  comparison with historical ranges. In addition, the adviser looks for companies that are committed to paying dividends consistently.

         . Vanguard VIF Diversified Value Portfolio seeks to provide long-term growth of capital. As a secondary objective, the Portfolio seeks to provide some dividend income. The Portfolio invests mainly in common stocks of large and medium-size companies whose stocks are considered by the adviser to be undervalued and out of favor with investors. Such "value" stocks typically have above-average dividend yields and/or below-average prices in relation to such financial measures as earnings and book value.

         . Vanguard VIF Equity Index Portfolio seeks to provide long-term growth of capital and income by attempting to track the performance of a broad-based market index of stocks of large
                  U. S. companies. The Portfolio employs a "passive management"
                  - or indexing - investment approach, by holding all of the stocks in the Standard & Poor's 500 Index in about the same proportions as represented in the Index. Stocks that make up the Index, and thus the Portfolio's holdings, are weighted according to each stock's market capitalization. For example, if a specific stock represented 3% of the S&P 500 Index, the Portfolio would invest 3% of its assets in that stock. All or substantially all of the Portfolio's assets will be invested in stocks that make up the Index.

         . Vanguard VIF MidCap Index Portfolio seeks to provide long-term growth of capital by attempting to track the performance of a broad-based market index of stocks of medium-size U. S. companies. The Portfolio employs a "passive management" - or indexing - investment approach, by holding the stocks in the Standard & Poor's MidCap 400 Index, in about the same proportions as represented in the Index. Stocks that make up the Index, and thus the Portfolio's holdings, are weighted according to each stock's market capitalization. For example, if a specific stock represented 3% of the S&P MidCap 400 Index, the Portfolio would invest 3% of its assets in that stock. All or substantially all of the Portfolio's assets will be invested in stocks that make up the Index.

         . Vanguard VIF Growth Portfolio seeks to provide long-term growth of capital. The portfolio invests mainly in large-capitalization stocks of seasoned U.S. companies with above-average earnings growth and reasonable stock prices.

         . Vanguard VIF Small Company Growth Portfolio seeks to provide long-term growth of capital. The portfolio invests mainly in the stocks of smaller companies (market value of less than $1-2 billion at the time of purchase). These companies are considered by the advisers to have above-average prospects for growth but often provide little or no dividend income.

         . Vanguard VIF International Portfolio seeks to provide long-term growth of capital. The Portfolio invests mainly in the stocks of seasoned companies located outside the United States. In selecting stocks, the investment advisers evaluate foreign markets around the world. Within markets regarded as having favorable investment climates, the advisers select companies with above-average growth potential whose stocks sell at reasonable prices.

         . Vanguard VIF REIT Index Portfolio seeks to provide a high level of income and moderate long-term growth of capital. The portfolio invests at least 98% of its assets in the

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

                  stocks of real estate investment trusts (REITs), which own office buildings, hotels, shopping centers, and other properties. The remaining assets are invested in cash investments. The Portfolio employs a "passive management"- or indexing - investment approach, by holding a mix of securities that seeks to track the performance of the Morgan Stanley REIT Index, a benchmark of U. S. REITs. Holdings of the Index, and thus of the Portfolio, are weighted according to each stock's market capitalization. The Portfolio holds each stock found in the Index in approximately the same proportion as represented in the Index itself.

         . Vanguard VIF Total Stock Market Index seeks to track the performance of a benchmark index that measures the investment return of the overall stock market. The Portfolio employs a "passive management" - or indexing - investment approach. The Portfolio seeks to track the performance of the Wilshire 5000 Total Market Index by investing primarily in three Vanguard funds-Vanguard Total Stock Market Index Fund, Vanguard Variable Insurance Fund-Equity Index Portfolio, and Vanguard Extended Market Index Fund. The Wilshire 5000 Total Market Index consists of all the U. S. common stocks regularly traded on the New York and American Stock Exchanges and the NASDAQ over-the-counter market.

         . Vanguard VIF Capital Growth Portfolio seeks to provide long-term growth of capital. The Portfolio invests in stocks with above-average earnings growth potential that is not reflected in their current market prices. The Portfolio consists predominantly of large- and mid-capitalization stocks.

The Vanguard Group serves as the investment adviser to the Vanguard VIF Equity Index Portfolio, the Vanguard VIF Mid-Cap Index Portfolio, the Vanguard VIF Money Market Portfolio, the Vanguard VIF REIT Index Portfolio, the Vanguard VIF Short Term Corporate Portfolio, the Vanguard VIF Total Stock Market Index Portfolio and the Vanguard VIF Total Bond Market Index Portfolio. Vanguard manages these funds on an at-cost basis, subject to the control of the trustees and officers of the funds. Certain funds employ external advisers. PRIMECAP Management Company serves as adviser to the Vanguard VIF Capital Growth Portfolio. Alliance Capital Management L.P. serves as adviser to the Vanguard VIF Growth Portfolio. Wellington Management Company, LLP serves as adviser to the Vanguard VIF High Yield Bond Portfolio and the Vanguard VIF Balanced Portfolio. Granahan Investment Management and Grantham, Mayo, Van Otterloo & Co. serve as advisers to the Vanguard VIF Small Company Growth Portfolio. Schroder Investment Management North America Inc. and Ballie Gifford Overseas Ltd serve as advisers to the Vanguard VIF International Portfolio. Barrow, Hanley, Mewhinney & Strass serves as adviser to the Vanguard VIF Diversified Value Portfolio. Newell Associates serves as adviser to the Vanguard VIF Equity Income Portfolio.

FIXED INVESTMENT OPTION

Premium you allocate to the fixed investment option goes into our general account. The general account is not registered with the SEC. The general account is invested in assets permitted by state insurance law. It is made up of all of our assets other than assets attributable to our variable accounts. Unlike our variable account assets, assets in the general account are subject to claims of contract owners like you, as well as claims made by our other creditors.

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

To the extent that you allocate premium or transfer amounts into the fixed investment option, we guarantee that the amount of the annuity payments you receive will be unaffected by investment performance.

                                    EXPENSES

                                A CLOSER LOOK AT
                  The Costs of Investing in a Variable Annuity

          Costs are an important consideration in choosing a variable annuity. That's because you, as a contract owner, pay the costs of operating the underlying mutual funds, plus any transaction costs incurred when the fund buys and sells securities, as well as the costs associated with the annuity contract itself. These combined costs can have a significant effect on the investment performance of the annuity contract. Even seemingly small differences in mutual fund and annuity contract expenses can, over time, have a dramatic effect on performance.

                          SUMMARY OF COSTS OF INVESTING
                                IN THE CONTRACTS

          .    No sales load or sales charge
          .    No annual contract maintenance charge
          .    No fee to exchange money among the Subaccounts
          .    Current Annual Mortality and Expense Risk Charge: 0.52%
          .    Fees and expenses paid by the funds which ranged from
               0.18% to 0.57% in the fiscal year ended December 31,
               2002

MORTALITY AND EXPENSE RISK CHARGE

As part of our calculation of the value of Annuity Units, we deduct the mortality and expense risk charge on a daily basis. The mortality and expense risk charge is equal, on an annual basis, to a percentage of the daily value of the variable portion of your contract. The current rate we will charge is 0.52%. The charge compensates us for the expenses of administering the contract, for assuming the risk that we will have to make annuity payments for longer than we anticipate, and for assuming the risk that current charges will be insufficient in the future to cover the costs associated with the contract. If the charges under the contract are not sufficient, we will bear the loss. If the charges are sufficient, we will keep the balance of this charge as profit.

                                A CLOSER LOOK AT
                      The Mortality and Expense Risk Charge

          The Company assumes mortality risk where Contract Owners elect an Annuity Payment Option under which the Company guarantees a number of payments over a life or joint lives, the Company assumes the risk of making monthly annuity payments regardless of how long all Annuitants may live.

          The Company also assumes charges for administrative expenses, which are guaranteed not to increase beyond the rates shown for the life of the contract, but may not be enough to cover the actual costs of issuing and administering the Contract.

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

PREMIUM TAXES

We will deduct from your premium any premium tax imposed on us by the state or locality where you reside. Premium taxes currently imposed on the contract by various states range from 0% to 1% of premium for qualified contracts and from 0% to 3.5% of premium for non-qualified contracts. In addition, some local governments may also levy a premium tax. These taxes are deducted from your premium in determining the amount of income you will receive.

                                A CLOSER LOOK AT
                                   Premium Tax

          A Premium Tax is a regulatory tax some states assess on the Premium Payment made into a contract. If the Company should have to pay any Premium Tax, it will be deducted from the Premium Payment.

          As of the date of this prospectus, the following states assesses a Premium Tax.

                                    Qualified     Non-Qualified
                                    ---------     -------------
                California            0.50%            2.35%
                Maine                 0.00             2.00
                Nevada                0.00             3.50
                South Dakota          0.00             1.25
                West Virginia         1.00             1.00
                Wyoming               0.00             1.00

          This Premium Tax information is being provided to the best of AIG Life Insurance Company's knowledge. AIG Life
          Insurance Company makes no representation as to the current accuracy of this information.

INCOME TAXES

Although we do not currently deduct any charge for income taxes or federal deferred acquisition cost taxes (also referred to as DAC taxes) attributable to your contract, we reserve the right to do so in the future.

FUND EXPENSES

There are deductions from and expenses paid out of the assets of the various funds. These charges are described in the prospectuses for the Vanguard Funds and the Vanguard VIF Portfolios. The maximum fund expenses are described in the fee table contained in this prospectus.

                                  THE CONTRACT

GENERAL DESCRIPTION

An annuity is a contract between you, as the owner, and a life insurance company. The contract provides income in the form of annuity payments beginning on the Income Start Date you select, which must be within 12 months after the Contract Date. You may purchase the contract using after-tax dollars (a non-qualified contract), or you may purchase the contract by "rolling over" assets from another individual retirement annuity or from a qualified plan (a qualified contract).

The contract is called a variable annuity because you can allocate your money among variable investment options. Each subaccount of our variable account invests in shares of a corresponding mutual fund. Depending on market conditions, the various funds may increase or decrease in value. If you allocate money to the funds, the amount of the variable annuity payments will depend on the investment performance of the funds you select.

The contract also has a fixed investment option that is part of our general account. Each annuity payment from the fixed portion of your contract will be for the same amount and will not vary with investment performance.

WHO SHOULD INVEST

The contract is intended for people who want to receive a stream of payments, generally for retirement.

ABOUT THE CONTRACT

This prospectus describes a contract between you and the Company, the issuer of the contract. The contract may provide income payments for the life of one or two persons, or for a designated period, or both.

PURCHASING A CONTRACT

The minimum investment for both qualified and non-qualified contracts is $20,000. We may refuse any premium. In general, we will not issue a contract to anyone who is over age 80, but we reserve the right to lower or increase this age for new contracts.

ALLOCATION OF PREMIUM

When you purchase a contract, you will tell us how to allocate your premium among the investment options. At the time of application, we must receive your premium before the contract will be effective. We will issue your contract and allocate your premium within two business days. If you do not give us all the necessary information we need to issue the contract, we will contact you to obtain it. If we are unable to complete this process within five business days, we will refund your money unless you authorize us to keep it until all the necessary information is obtained.

RIGHT TO RETURN

If for any reason you are not satisfied with your contract, you may return it to us and we will refund any premium payments received by us, adjusted as required by your contract. To exercise your right to return your contract, you must mail it directly to Vanguard Annuity and Insurance Services, P.O. Box 1105, Valley Forge, PA 19482-1105, or return it to us at AIG Life Insurance Company,
Attention: Pension Administration, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801, within 10 days after you receive it. In a few states, if your contract is replacing an existing annuity or life policy, this period may be longer. Because you have this right, we will direct the portion of your initial net premium payment that is to be allocated to a variable investment option, to the Vanguard VIF Money Market Portfolio from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available variable investment options in the ratios you have chosen.

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

Any portion of your initial net premium that is to be allocated to the fixed investment option will be so allocated upon receipt.

MARKET TIMING

The contract is not designed for professional market timing organizations or other entities using programmed or frequent transfers involving large amounts. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to modify, suspend or terminate the transfer provisions at any time. In particular, in order to prevent excessive use of the exchange privilege that may potentially disrupt the management of the Vanguard Funds or the Vanguard VIF Portfolios and increase transaction costs, we reserve the right to reject telephone exchange requests placed by any one person on behalf of more than one contract and require that they be submitted by U.S. mail.

TRANSFERS AMONG INVESTMENT OPTIONS

The initial allocation of premium among investment options to provide variable annuity payments can be changed by transfers of fund values among the investment options made by written request or by telephone. We reserve the right to charge $10 per transfer after the first 12 transfers in a contract year. No transfers can be made from the fixed investment option to a variable investment option, but transfers can be made from the variable investment options to the fixed investment option or to other variable investment options.

The minimum amount that can be transferred is $50 per month of income. The transfer request must clearly state which investment options are involved and the amount of the transfer.

We will accept transfers by telephone after required authorization forms are received at our office. Neither we nor any of the fund managers will be liable for following telephone instructions we reasonably believe to be genuine or for any loss, damage, cost or expense in acting on such instructions. We have in place procedures to provide reasonable assurance that telephone instructions are genuine.

Partial Withdrawal Rights With Variable Payments For A Guaranteed Number of
Years

If you choose a variable annuity payment option with A Guaranteed Number of Years (referred to as the "Guaranteed Period"), then you will have the right to make a partial withdrawal from your contract subject to the following provisions:

         .        Partial Withdrawal Transaction Charge

                  We will assess a transaction charge for each partial withdrawal. The transaction charge is $200 per withdrawal. This charge will be deducted from the net proceeds of the partial withdrawal.

         .        Determination of Subsequent Variable Annuity Payments

                  While the number of Annuity Units for each subaccount will generally remain constant, there are two exceptions to that rule listed on page __ of this prospectus. Another exception exists if you make a partial withdrawal, as permitted under the annuity options described in this prospectus. In that case, the number of Annuity Units will permanently decrease.

         .        Access To Your Money

                  You may elect to receive a portion of the present value of the variable annuity payments remaining in the Guaranteed Period as long as at least five (5) years of variable guaranteed periodic payments remain in your annuity after the partial withdrawal. A partial withdrawal will reduce all remaining variable annuity payments, both guaranteed and life contingent, by an equal amount and will also reduce the length of the Guaranteed Period for variable payments.

         .        Partial Withdrawal Limitations

                  No fixed Annuity Payments may be used in determining withdrawal values, and neither the amount of fixed Annuity Payments nor the Guaranteed Period for such payments will be affected by partial withdrawals. At any time after the Right to Examine period has ended, you may request a partial withdrawal from your contract as long as more than five (5) years remain in the Guaranteed Period. Partial withdrawals are only available under the annuity options described above, which are either a single or joint life annuity with payments guaranteed for a minimum number of years. The Guaranteed Period can never exceed the life expectancy of the Annuitant or Joint Annuitant and cannot be less than five years. To effect a partial withdrawal, the contract must be in force. Only one partial withdrawal is permitted during any Contract Year. The minimum partial withdrawal amount is $2,500. The partial withdrawal is restricted to an amount that allows at least five (5) years of guaranteed period variable Annuity Payments to remain in the contract after the withdrawal.

         .        Partial Withdrawals Reduce Your Future Variable Annuity
                  Payments

                  If you make a partial withdrawal you will still receive variable periodic payments, but it will result in a reduction in amount of each remaining variable periodic payment. If you transfer values from the variable subaccounts to the fixed payout after a partial withdrawal has been taken, there will be no further fluctuation in payments. Those fixed payments will retain the shortened Guaranteed Period.


                  When you request a partial withdrawal, we will take it from the subaccounts in which the annuity is then invested in the same proportion as the value invested in each subaccount on the date of the partial withdrawal. Since the amount of annuity payments changes on the next Income Change Date, the reduction in annuity payments due to the partial withdrawal (but not the payment of the partial withdrawal amount) will be delayed until that time.


         .        Computing the Partial Withdrawal Amount

                  If you make a partial withdrawal, we will calculate the present value of future variable Annuity Payments during the guaranteed period by discounting the payments at the assumed investment return, and with consideration to any fees charged for a partial withdrawal. The future variable income payment amount we use in this calculation is determined by multiplying the Annuity Unit value next computed after we receive the withdrawal request by the current number of Annuity Units for each subaccount, and summing for all subaccounts. A partial withdrawal will reduce all future variable Annuity

                  Payments by an equal amount, and the remaining length of the guaranteed period will also be reduced. The specific amount by which future variable Annuity Payments and the guaranteed period for such payments will be reduced is affected by the amount of the withdrawal requested, as well as the age and sex of the annuitants and the form of the annuity. Any fixed income payments received under the contract and their guaranteed period is unchanged.

          Example of Computing a Partial Withdrawal: Individual A is age 65 when he begins to receive variable annuity payments of $1,000. He receives payments in monthly installments from a Life Annuity with a Guaranteed Number of Years (20 years). In annuity payment year one, A requests the maximum partial withdrawal amount possible from his variable annuity. By taking this partial withdrawal, A's monthly variable annuity payments are reduced from $1,000 to $210 after the withdrawal, because the number of annuity units has been permanently reduced. A's guaranteed period for variable annuity payments is also reduced from 20 years to 5 years.

          Any portion of your Vanguard Lifetime Income Program(TM) that is allocated to fixed annuity income will not be changed, the monthly fixed payments will remain the same and the guaranteed period for such payments will not be reduced.

         .        Taxes

                  Please read the discussion under "Taxes" further on in this prospectus for information relating to partial withdrawals from your contract, as well as other taxable events. This information is general in nature and is not intended as tax advice. We do not guarantee the tax status of your contract.

CANCELLATION RIGHTS

You have the right to cancel your contract subject to the following provisions:

         .        Access To Your Money

                  Depending on whether you are the Annuitant, you may access your money by receiving annuity payments or, you as contract owner may cancel your contract for its cancellation value within six (6) months after the Contract Date.

         .        Cancellation Of The Contract

                  If the Annuitant has not reached the attained age of 75 and the Joint Annuitant, if any, has not reached the attained age of 80 (determined at the time that your contract is issued), you may at any time within six (6) months after the Contract Date request a cancellation of your contract. It is available with both the variable and the fixed payouts under all annuity options. To elect a cancellation, the contract must be in force and the primary Annuitant must be alive. A cancellation is not available after six (6) months from the Contract Date.

                  If you cancel your contract, we will pay you a lump sum amount. You will receive no other payments.

         .        Computing the Cancellation Value

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

                  If you cancel, the amount of the lump sum benefit will be determined by calculating the actuarial present value, if any, of future variable and fixed Annuity Benefits, to be determined as follows.

                           (1) The value of future Variable Annuity Income is calculated by applying the Assumed Investment Return factor, and the mortality rates used to initially determine annuity payments, to the future Variable Annuity Benefits which are to be paid in accordance with the Annuity Income Option in effect when cancellation is requested. The future Variable Annuity Benefit used in this calculation is determined by multiplying the Annuity Unit value next computed after We receive the request by the current number of Annuity Units for each Subaccount, and summing for all Subaccounts.

                           (2) The value of future Fixed Annuity Income will be determined by applying the then current annuity purchase rates, established in accordance with the Fixed Account section of the Contract, to the remaining Fixed Annuity Income which is to be paid in accordance with the Annuity Income Option in effect on the date the request is received. The current annuity purchase rates we use in calculating the benefit will be no more than one percent (1%) greater than or less than the interest rate used in originally calculating the stream of annuity payments at the Contract Date.

         .        Taxes

                  Please read the discussion under "Taxes" further on in this prospectus for information relating to the cancellation of your contract, as well as other taxable events. This information is general in nature and is not intended as tax advice. We do not guarantee the tax status of your contract.

                                ANNUITY PAYMENTS

GENERALLY

Beginning on the Income Start Date, the Annuitant will receive periodic annuity payments. You may choose annuity payments that are fixed, variable, or a combination of fixed and variable. You may choose annuity payments on a monthly, quarterly, semiannual, or annual basis.

You select the Income Start Date, which must be within 12 months after the Contract Date. In addition, annuity payments must begin by the Annuitant's 80th birthday. If a state requires that annuity payments begin prior to such date, we must comply with those requirements.

We will make annuity payments to you as the Annuitant unless, in the case of non-qualified contracts only, you designate another person as Annuitant to receive them.

                     A FEW THINGS TO KEEP IN MIND REGARDING
                                Annuity Payments

          . From time to time, the Company may require proof that the Annuitant or Joint Annuitant is living.

          . Once Annuity Payments begin, you may not select a different Annuity Payment Option.

          . You may select an Annuity Payment Option and allocate your premium to either fixed or variable income choices, or both. You may not select more than one
               Annuity Payment Option.

          . If you choose both a fixed and a variable payment option, premium that you allocate to the fixed account may not be reallocated to another subaccount.

          . If the postal or other delivery service is unable to deliver checks to the Payee's address of record, or if direct deposits to a bank account are returned because the account is closed, no interest will accrue on amounts represented by uncashed Annuity Payment checks or undeliverable direct deposits. It is the Payee's responsibility to keep the Company informed of their current address or active bank account location.

ANNUITY PAYMENT OPTIONS

The contract currently offers the five annuity options described below. We may make other annuity options available subject to our discretion. Please refer to your contract specific materials for the annuity options available in your contract. If your annuity payments would be less than $100 per payment period, we have the right to change the frequency of your payment so that the payments are at least $100.

         .        Option 1 - Life Annuity

                  Under this option, we will make annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies.

         .        Option 2 - Life Annuity With A Guaranteed Number of Years

                  Under this option, we will make annuity payments as long as the Annuitant is alive with the additional guarantee that payments will be made for a particular number of years. If the Annuitant dies before all guaranteed payments have been made, payments will continue to the beneficiary for the remainder of the period.

         .        Option 3 - Joint and Survivor Annuity

                  Under this option, we will make annuity payments as long as either the Annuitant or Joint Annuitant is alive. Upon the death of the Annuitant, we will continue to make annuity payments so long as the Joint Annuitant is alive, however, the amount of the remaining annuity payments will be a percentage of the amount that was payable while the Annuitant was alive.

         . Option 4 - Joint and Survivor Annuity With A Guaranteed Number of Years

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

                  Under this option, we will make annuity payments as long as either the Annuitant or Joint Annuitant is alive with the additional guarantee that payments will be made for a minimum number of years. If both the Annuitant and the Joint Annuitant die before all guaranteed payments have been made, payments will continue to the beneficiary for the remainder of the period. After the guaranteed period ends, we will continue to make annuity payments for the life of the Annuitant and for as long thereafter as the Joint Annuitant is alive. However, the amount of the annuity payments made to the Joint Annuitant will be a percentage of the amount that was payable while the Annuitant was alive.

         .        Option 5 - Guaranteed Number of Years

                  Under this option, we guarantee that annuity payments will be made for a particular number of years. If the Annuitant dies before all guaranteed payments have been made, the rest will be paid to the beneficiary for the remainder of the period.

ANNUITY UNITS

Upon receiving your single premium, we calculate the number of Annuity Units associated with each annuity payment as determined by our currently used annuity rate factors. The Annuity Unit value for each fund will vary from one Valuation Period to the next based on the investment experience of the assets in the fund and the deduction of certain charges and expenses. The SAI contains an explanation of how Annuity Units are valued.

DETERMINATION OF THE INITIAL ANNUITY PAYMENT

The following factors determine the amount of the first annuity payment:

         . the portion of the premium allocated to provide variable annuity payments and the Assumed Investment Return;

         . the portion of the premium allocated to provide fixed annuity payments and prevailing fixed interest rates;

         . the age and gender of the Annuitant (and Joint Annuitant, if any);

         .        the annuity option selected;

         .        the frequency of annuity payments;

         .        the deduction of applicable premium taxes; and

         .        the time period from the Contract Date to the Income Start
                  Date.

IMPACT OF ANNUITANT'S AGE ON ANNUITY PAYMENTS

For either fixed or variable Annuity Payments involving life income, the actual ages of the Annuitant and Joint Annuitant will affect the amount of each payment. Since payments based on the lives of older Annuitants and Joint Annuitants are expected to be fewer in number, the amount of each Annuity Payment will be greater.

IMPACT OF ANNUITANT'S GENDER ON ANNUITY PAYMENTS

For either fixed or variable Annuity Payments involving life income, the gender of the Annuitant and Joint Annuitant will affect the amount of each payment. Since payments based on the lives of male Annuitants and Joint Annuitants are expected to be fewer in number, in most states the amount of each Annuity Payment will be greater than for female Annuitants and Joint Annuitants.

IMPACT OF LENGTH OF PAYMENT PERIODS ON ANNUITY PAYMENTS

The value of all payments, both fixed and variable, will be greater for shorter guaranteed periods than for longer guaranteed periods, and greater for single-life annuities than for joint and survivor annuities, because they are expected to be made for a shorter period.

DETERMINATION OF SUBSEQUENT VARIABLE ANNUITY PAYMENTS

On each Income Change Date, we will recalculate the variable annuity payments to reflect the performance of the investment options you chose after the investment performance is adjusted by the Assumed Investment Return. We determine the dollar amount of the variable annuity payment as follows. The portion of the first annuity payment funded by a particular subaccount is divided by the Annuity Unit value for that subaccount as of the Contract Date. This establishes the number of Annuity Units provided by each subaccount for each subsequent variable annuity payment.

The number of Annuity Units for each subaccount will generally remain constant, subject to the following exceptions:

         .        If value is transferred from one investment option to another.

         . If you select a joint and survivor annuity option with a guaranteed number of years, upon the first to die after the guaranteed period ends

The number of Annuity Units for each subaccount is multiplied by the Annuity Unit value for that subaccount for the Valuation Date for which the payment is being calculated. The sum of these figures for all the subaccounts in which you invest establishes the dollar amount of the variable annuity payment.

On the Income Start Date and each Income Change Date thereafter, we will calculate the amount of money necessary to make expected payments until the next Income Change Date. We will transfer that amount to our general account.

The variable annuity payments will remain level until the next Income Change Date. Subsequent variable annuity payments may be more or less than the previously calculated variable annuity payments depending on whether the net investment performance of the selected investment options is greater than or less than the Assumed Investment Return.

ASSUMED INVESTMENT RETURN

The amount of the annuity payments provided by the portion of the premium allocated to provide variable income depends on the assumption made about future investment performance after the deduction of the mortality and expense risk charge and the fund expenses. This assumption is called the Assumed Investment Return ("AIR"). The AIR not only determines the initial level of income, but also how future investment performance affects annuity payments. Generally, the AIR used is 5%, but on occasion another AIR, for example 3.5%, may be offered.

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

A higher AIR will result in a larger initial payment, but future increases in the annuity payment will be smaller than with a lower AIR. If net performance for a year (that is, after deducting all charges) is exactly equal to the AIR, the level of the variable annuity payment will not change. If net performance is less than the AIR, annuity payments will decrease. If net performance is more than the AIR, annuity payments will increase. For example, payments based on a 5% AIR would mean a higher initial payment, but payments would increase more slowly in a rising market and decline more rapidly in a falling market. Payments based on a 3.5% AIR would mean a lower initial payment, but payments would increase more rapidly in a rising market and decline more slowly in a falling market.

                               PLAIN TALK(R) ABOUT
                        Assumed Investment Return or AIR

          . If you allocated a portion of your premium to Variable Annuity Income then you invested this Premium into the Annuity Investment Options available and selected an Assumed Investment Return (AIR). The AIR may be any value, but we typically offer 5% and 3.5%.

          . We use the AIR to help us calculate your current and future Variable Annuity benefits. In order to calculate the benefit amounts we need a rate of return for the Annuity Investment Options you selected. Since we cannot know what the performance of the Investment Options will be in the future, we make an assumption, and this assumption is called the Assumed Investment Return.

          . For future Variable Annuity benefits, the AIR represents the total return after expenses of the Investment Options needed to keep your payments from increasing or decreasing. If the rate of return after expenses earned by your Annuity Investment Options is higher than the AIR, then your benefit payment will increase. Similarly, if the rate of return after expenses earned by your Annuity Investment Options is less than the AIR, then your benefit payment will decrease.

          Selecting an AIR - Pros and Cons

          . If more than one AIR is offered you will need to decide between a higher or lower AIR, for example, 3.5% and 5%.

          . With a 5% AIR you will receive a higher initial benefit amount than with a 3.5% AIR. However, benefits based on a 5% AIR will increase more slowly in a rising market and decline more rapidly in a falling market than benefits based on a 3.5% AIR.

          . With a 3.5% AIR, you will receive a lower initial benefit amount than with a 5% AIR. However, benefits based on a 3.5% AIR will increase more quickly in a rising market and decline more slowly in a falling market than benefits based on a 5% AIR.

                              ACCESS TO YOUR MONEY

GENERALLY

Depending on the annuity option you select and whether you are the Annuitant, you may receive annuity payments according to the annuity option you select.

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

DEFERMENT OF PAYMENTS

We may delay making fixed payments from your contract for up to 12 months subject to state law. We will credit interest to you during that period.

We may suspend or postpone making variable payments from your contract or processing transfer requests for an undetermined period of time when:

         .        the New York Stock Exchange is closed (other than weekend and holiday closings);
         .        trading on the New York Stock Exchange is restricted;
         .        an emergency exists such that disposal of or determination of the value of shares of the funds is not reasonably
                  practicable;
         .        the SEC by order so permits for the protection of investors.

                                  DEATH BENEFIT

DEATH WITHIN SIX MONTHS OF THE CONTRACT DATE

If the Annuitant has not reached the attained age of 75 and the Joint Annuitant, if any, has not reached the attained age of 80 (determined at the time that your contract is issued), we will also pay a lump sum death benefit in the event that the Annuitant or Joint Annuitant dies within six (6) months of the Contract Date. The benefit shall be payable to the Owner, if living, or if not, to the Beneficiary.

No residual benefit under the contract will remain once a cancellation or a death benefit has been requested and paid during this six month period. We reserve the right to charge a fee for cancellations, which will be deducted from the lump sum payment. Such fee will be shown on the contract schedule.

DEATH PRIOR TO INCOME START DATE

Subject to the above provision, if no Annuitant or Joint Annuitant is alive on the Income Start Date, the contract will be canceled and we will pay you a refund equal to your premium adjusted for any investment performance and any accumulated interest.

If your contract is a joint and survivor annuity and either the Annuitant or the Joint Annuitant die before the Income Start Date, we will adjust the annuity income so that it equals what would have been paid under a single life annuity issued to the survivor. This will usually result in greater annuity income.

DEATH OF OWNER AFTER THE INCOME START DATE

If you are not the Annuitant, and if your death occurs on or after the Income Start Date, no death benefit will be payable under the contract. Payments will continue to be paid to the Annuitant pursuant to the annuity option in force at the date of your death.

DEATH OF ANNUITANT AFTER THE INCOME START DATE

Subject to the provision stated on page __ under "Death Within Six Months of the Contract Date," if an Annuitant dies after the Income Start Date, the remaining payments, if any, will be as specified in the annuity option in effect when the Annuitant died. We will require proof of the Annuitant's death. The remaining benefit, if any, will be paid to the beneficiary according to the annuity option in effect at the

Annuitant's death. If no beneficiary survives the Annuitant, we will pay any remaining benefit to the Annuitant's estate.

                                  A WORD ABOUT
                                Joint Annuitants

          The contract permits you as Contract Owner to name a Joint Annuitant. Beginning with the Income Start Date, it will not matter that you have named a Joint Annuitant unless you have chosen an Annuity Payment Option, such as the Joint and Last Survivor Annuity option, that pays over the life of more than one person. Therefore, if you have chosen an Annuity Payment Option that provides income over the life of someone other than the person named as Joint Annuitant, the Joint Annuitant's death during the Income Phase will have no effect on the benefits due under the contract.

DESIGNATION OF BENEFICIARY

The Contract Owner may select one or more Beneficiaries for the Annuitant and name them on the Client Information Form if the Annuity Payment Option selected provides for a beneficiary. Thereafter, while the Annuitant or Joint Annuitant is living, the Annuitant may change the Beneficiary by written notice. The change will take effect as of the date the Annuitant signs the notice, but it will not affect any payment made or any other action taken before the Company acknowledges the notice. The Contract Owner may make the designation of Beneficiary irrevocable. Changes in the Beneficiary may then be made only with the consent of the designated irrevocable Beneficiary. The Annuitant may also make the designation of Beneficiary irrevocable by sending written notice to the Company and obtaining approval from the Company.

                                   PERFORMANCE

Occasionally, we may advertise certain performance information concerning one or more of the subaccounts, including average annual total return and yield information. A subaccount's performance information is based on its past performance only and is not intended as an indication of future performance.

Average annual total return is based on the overall dollar or percentage change in value of a hypothetical investment. When we advertise the average annual total return of a subaccount, it reflects changes in the fund share price, the automatic reinvestment by the subaccount of all distributions, and the deduction of contract charges. Average annual total return is the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period.

When we advertise the yield of a subaccount, we will calculate it based upon a given thirty-day period. The yield is determined by dividing the net investment income earned by the subaccount during the period by the value of the subaccount on the last day of the period.

When we advertise the performance of the money market subaccount, we may advertise the yield or the effective yield in addition to the average annual total return. The yield of the money market subaccount refers to the income generated by an investment in that subaccount over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the money market subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

Average annual total return at the variable account level is lower than at the underlying fund level because it is reduced by the mortality and expense risk charge. Similarly, yield and effective yield at the variable account level are lower than at the fund level because they are reduced by the mortality and expense risk charge.

Performance information for a subaccount may be compared in reports and advertising to:

         (1) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers, or other indices measuring performance of a pertinent group of securities so that investors may compare a fund's results with those of a group of securities widely regarded by investors as representative of the securities markets in general;

         (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets), or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;

         (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract; and

         (4) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.

                                      TAXES

INTRODUCTION

The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. Not all of the information we have included may be applicable to your contract (for example, information relating to partial withdrawals and surrenders). This discussion is based on current law and interpretations, which may change. For a discussion of federal income taxes as they relate to the funds, please see the fund prospectuses. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your contract.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code (the "Code") provides special rules regarding the tax treatment of annuity contracts. Generally, you will not be taxed on the earnings in an annuity contract until you take the money out. Different rules apply depending on how you take the money out and whether your contract is qualified or non-qualified as explained below.

                        Tax Treatment of Distributions --
                               Qualified Contracts

          If you purchase your contract under a tax-favored retirement plan or account, your contract is referred to as a qualified contract. Examples of qualified plans or accounts are:

          .    Individual Retirement Annuities ("IRAs");

          . Tax Deferred Annuities (governed by Code Section 403(b) and referred to as "403(b) Plans");

          .    Keogh Plans; and

          . Employer-sponsored pension and profit sharing arrangements such as 401(k) plans.

DISTRIBUTIONS IN GENERAL

Generally, you have not paid any taxes on the premium used to buy a qualified contract or on any earnings. Therefore, any amount you take out as annuity payments, as a withdrawal, or upon surrender will be taxable income. In addition, a 10% tax penalty may apply to the taxable income.

          This additional tax does not apply:

          . in general, where the payment is a part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated beneficiary;


          .    where the taxpayer is age 59 1/2 or older;


          .    where payment is made on account of death;

          . where the payment is made on account of the taxpayer's disability;

          . where the payment is made to pay certain medical expenses, certain health insurance premiums, certain higher education expenses or qualified first home purchases;

          . in some cases, upon separation from service on or after age 55; or

          .    certain other limited circumstances.


Withdrawals Where Income Start Date Is After Age 59 1/2 -- No 10% Tax Penalty Applies

Where the Income Start Date is after age 59 1/2, the 10% penalty tax will not apply because of the age 59 1/2 exception described above.

Withdrawals Where Income Start Date Is Before Age 59 1/2 -- A Partial Withdrawal or Surrender May Trigger a 10% Tax Penalty Unless an Exception Applies

If the Income Start Date is before age 59 1/2 and you relied on the exception for substantially equal payments to avoid the 10% penalty, it should be noted that a partial withdrawal from or full surrender of the contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing the substantially equal payments. In that event, payments excepted from the 10% penalty tax by reason of the exception for substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the withdrawal or surrender

(or other modification) and is equal to the tax that would have been imposed had the exception not applied. Interest is also due for the period between when the tax would have been imposed and when the tax is recaptured. The possible application of this recapture tax should be considered before making a partial withdrawal from or full surrender of the contract. You should also contact your tax adviser before taking partial withdrawals or surrenders.

          Example: Individual A is age 57 1/2 when he begins to receive annual annuity payments of $10,000 from a traditional IRA. Since this is a qualified contract with no tax basis, each payment of $10,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/2 and
                    59 1/2, respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he takes a partial withdrawal. In 2003, A must pay the 10% penalty tax on the annuity payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $2,000 (10% of 10,000 each year for 2 years) plus interest.

Individual Retirement Annuities

Code Section 408 permits eligible individuals to contribute to an IRA. By attachment of an endorsement that reflects the limits of Code Section 408(b), the contracts may be issued as an IRA. Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Most IRAs cannot accept additional contributions after the owner reaches 70 1/2, and must also begin required distributions at that age. Distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into an IRA. In addition, distributions from an IRA may be rolled over to another IRA or qualified plan, provided certain conditions are met. Purchases of the contract for use with IRAs are subject to special requirements, including the requirement that informational disclosure be given to each person desiring to establish an IRA. That person must be given the opportunity to affirm or reverse a decision to purchase the contract.

Rollovers

Distributions from Code Section 401 qualified plans or 403(b) Plans (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to federal income tax withholding at a 20% rate unless paid directly to another qualified plan, 403(b) Plan, or IRA. A prospective owner considering use of the contract in this manner should consult a competent tax adviser with regard to the suitability of the contract for this purpose and for information concerning the tax law provisions applicable to qualified plans, 403(b) Plans, and IRAs.

TAX TREATMENT OF DISTRIBUTIONS -- NON-QUALIFIED CONTRACTS

General

For annuity payments, generally a portion of each payment will be considered a return of your premium and will not be taxed. The remaining portion of each payment is taxed at ordinary income rates. The nontaxable portion of variable annuity payments is generally determined by a formula that establishes a specific dollar amount of each payment that is not taxed.

After the full amount of your premium payment has been recovered tax-free, the full amount of subsequent annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your purchase payment has been recovered, a tax deduction is allowed for the unrecovered amount.

Complete Surrenders

For payments made upon complete surrender of the annuity contract, the taxable portion is the amount received in excess of the remaining investment in the contract.

Partial Withdrawal - 100% Taxable

As a general rule, partial withdrawals will be 100% taxable and will not reduce investment in the contract.

A Partial Withdrawal or Surrender May Trigger an Additional 10% Tax Penalty Unless an Exception Applies

If a taxable distribution is made under the contract, an additional tax of 10% of the amount of the taxable distribution may apply.


This additional tax does not apply where:

          . the payment is made under an immediate annuity contract, defined for these purposes as an annuity (1) purchased with a single premium, (2) the annuity starting date of which commences within one year from the date of the purchase of the annuity, and (3) which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period;

          . the payment is a part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated beneficiary;


          .    the taxpayer is age 59 1/2 or older;


          . the payment is made on account of the taxpayer's disability;

          .    the payment is made on account of death;

          .    and in certain other circumstances.

It should be noted that a partial withdrawal or full surrender of the contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing substantially equal payments. In that event, payments excepted from the 10% penalty tax because they were considered part of substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the withdrawal or surrender (or other modification) and is equal to the tax that would have been imposed (plus interest) had the exception not applied. The possible application of this recapture tax should be considered before making a partial withdrawal or full surrender of the contract. You should also seek the advice of your tax adviser.

          Example: Individual A is age 57 1/2 when he begins to receive annual annuity payments of $10,000. Of each annuity payment, $3,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/2 and 59 1/2 respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he takes a partial withdrawal. In 2003, A must pay the 10% penalty tax on the annuity payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $600 (10% of 3,000 each year for 2 years) plus interest.

NON-QUALIFIED CONTRACTS OWNED BY NON-NATURAL PERSONS

As a general rule, non-qualified annuity contracts held by a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. This rule does not apply where the non-natural person is only the nominal owner, such as a trust or other entity acting as an agent for a natural person. There is also an exception to this general rule for immediate annuity contracts as defined in the prior section. Corporations, trusts and other similar entities, other than natural persons, seeking to take advantage of this exception for immediate annuity contracts should consult with a tax adviser.

SECTION 1035 EXCHANGES

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of an annuity contract for another annuity contract unless money or other property is distributed as part of the exchange. Special rules and procedures apply to Section 1035 transactions. Prospective owners wishing to take advantage of Section 1035 of the Code should consult their tax advisers.

DIVERSIFICATION AND INVESTOR CONTROL

The Code imposes certain diversification requirements on the underlying investments for a variable annuity to be treated as a variable annuity for tax purposes. We believe that the funds are being managed so as to comply with these requirements.

The tax regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, would be considered the owner of the shares of the funds. If any guidance on this point is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as the owner of assets in the funds. We reserve the right to make changes to the contract we think necessary to see that it qualifies as a variable annuity contract for tax purposes.

WITHHOLDING

We are required to withhold federal income taxes on annuity payments, partial withdrawals, and complete surrenders that include taxable income unless the payee elects not to have any withholding or in certain other circumstances. If you do not provide a social security number or other taxpayer identification number, you will not be permitted to elect out of withholding. Special withholding rules apply to payments made to non-resident aliens.

For complete surrenders or partial withdrawals, we are required to withhold 10% of the taxable portion of any withdrawal or lump sum distribution unless you elect out of withholding. For annuity payments, the company will withhold on the taxable portion of annuity payments based on a withholding certificate you file with us. If you do not file a certificate, you will be treated, for purposes of determining your withholding rates, as a married person with three exemptions.

You are liable for payment of federal income taxes on the taxable portion of any withdrawal, distribution, or annuity payment. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

                                OTHER INFORMATION

AIG LIFE INSURANCE COMPANY

We are a stock life insurance company initially organized under the laws of Pennsylvania and reorganized under the laws of Delaware. We were incorporated in 1962. Our principal business address is One Alico Plaza, 600 King Street, Wilmington DE 19801. We provide a full range of life insurance and annuity plans. We are a subsidiary of American International Group, Inc. ("AIG"), which serves as the holding company for a number of companies engaged in the international insurance business in approximately 130 countries and jurisdictions around the world.

We may occasionally publish in advertisements, sales literature and reports the ratings and other information assigned to the company by one or more independent rating organizations such as A.M. Best Company, Moody's and Standard & Poor's. The purpose of the ratings is to reflect the rating organization's opinion of our financial strength and our ability to meet our contractual obligations to contract owners and should not be considered as bearing on the investment performance of assets held in the variable account.

The ratings are not recommendations to purchase our life insurance or annuity products or to hold or sell these products, and the ratings do not comment on the suitability of such products for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating organization if, in such organization's judgment, future circumstances so warrant. The ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

OWNERSHIP

This prospectus describes a single premium immediate variable annuity contract. You, as the owner of a contract, are entitled to all the rights and privileges of ownership.

VOTING RIGHTS

To the extent required by law, we will vote the fund shares held in the variable account at shareholder meetings in accordance with instructions received from persons having a voting interest in the fund. However, if legal requirements or our interpretation of present law changes to permit us to vote the fund shares in our own right, we may elect to do so.

Prior to the Income Start Date, you have a voting interest in each fund in whose corresponding subaccount you have value. We determine the number of fund shares that are attributable to you by dividing the corresponding value in a particular fund by the net asset value of one fund share. After the Income Start Date, we determine the number of fund shares that are attributable to you by dividing the reserve maintained in a particular fund to meet the obligations under the contract by the net asset value of one fund share. The number of votes that you will have a right to cast will be determined as of the record date established by each fund.

We will solicit voting instructions by mail prior to the shareholder meeting. Each person having a voting interest in a fund will receive proxy material, reports and other materials relating to the appropriate funds. We will vote shares in accordance with instructions received from the person having a voting interest. We will vote shares for which we receive no timely instructions and any shares not attributable to owners in proportion to the voting instructions we have received.

The voting rights relate only to amounts invested in the variable account. There are no voting rights with respect to funds allocated to the fixed investment option.

DISTRIBUTION OF THE CONTRACT

American General Equity Services Corporation ("AGESC") is the distributor and principal underwriter of the contracts. AGESC (formerly known as Franklin Financial Services Corporation) is located at #1 Franklin Square, Springfield, Illinois 62713. AGESC is a Delaware corporation and an affiliate of AIG Life Insurance Company (AGESC is an indirect wholly-owned subsidiary of AIG). AGESC also acts as principal underwriter for AIG Life Insurance Company's other separate accounts and for the separate accounts of certain AIG Life Insurance Company affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGESC, as the principal underwriter and distributor, is not paid any fees on the contracts.

AIG Life Insurance Company will not pay any commission to entities that sell the contracts. Payments may be made for services not directly related to the sale of the contract, including the establishment of administrative arrangements, recruitment and training of personnel, the distribution and production of promotional literature, and similar services.

LEGAL PROCEEDINGS

AIG Life Insurance Company is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, AIG Life Insurance Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AIG Life Insurance Company's results of operations and financial position.

The distributor of the contracts, AGESC, offered general securities prior to October 1, 2002. As a consequence, AGESC is engaged in certain legal matters related to its previous line of business. AGESC believes that none of these legal matters are of any materiality.

                              FINANCIAL STATEMENTS

Financial statements of AIG Life Insurance Company and the variable account are included in the SAI, which may be obtained without charge by calling Vanguard Annuity and Insurance Services at (800) 522-5555 (between 8 a.m. and 8 p.m. Eastern time) or write to Vanguard Annuity and Insurance Services at P.O. Box 1105, Valley Forge, PA 19482-1105. You may also call or write to AIG Life Insurance Company, Attention: Pension Administration, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801 (telephone 877-299-1724).

The financial statements have also filed electronically with the SEC and can be obtained through its website at http://www.sec.gov. Financial statements of the variable account are not included because no contracts have been issued using the subaccounts described in this prospectus.

                  APPENDIX A - CONDENSED FINANCIAL INFORMATION
                            ACCUMULATION UNIT VALUES

As of the date of this prospectus, there were no outstanding accumulation unit values.

           APPENDIX B - HYPOTHETICAL ILLUSTRATIONS OF ANNUITY PAYMENTS


We have prepared the following tables to show how variable annuity payments under the contract change with investment performance over an extended period of time. The tables illustrate how monthly annuity payments would vary over time if the return on assets in the selected subaccounts were a uniform gross annual rate of 0%, 5.85%, 6%, 8%, 10%, or 12%. The values would be different from those shown if the returns averaged 0%, 5.85%, 6%, 8%, 10%, or 12%, but fluctuated over and under those averages throughout the years.


The tables reflect the daily mortality and expense risk charge, which is equivalent to an annual charge of 0.52%. The amounts shown in the tables also take into account the average of the funds' management fees and operating expenses at an annual rate of approximately 0.33% of the average daily net assets of the funds. Actual fees and expenses of the funds associated with your contract may be more or less than 0.33%, will vary from year to year, and will depend on your allocation. See the section in this prospectus entitled "Fee Tables" for more complete details. The monthly annuity payments are illustrated on a pre-tax basis. The federal income tax treatment of annuity income considerations is generally described in the section of this prospectus entitled "Taxes."

The tables show both the gross rate and the net rate. The difference between gross and net rates represents the 0.52% for mortality and expense risk and the assumed 0.33% for investment management and operating expenses. Since these charges are deducted daily from assets, the difference between the gross and net rate is not exactly 0.85%.

Two sets of tables follow -- one set for a male age 65 and the other for a female age 65. The first table in each set assumes that 100% of the single premium payment is allocated to a variable annuity option. The second assumes that 50% of the single premium payment is allocated to a fixed annuity option using the fixed crediting rate we offered on the fixed annuity option at the time this illustration was prepared. Both sets of tables assume that a life annuity with ten years guaranteed was purchased.

When part of the single premium payment has been allocated to the fixed annuity option, the guaranteed minimum annuity payment resulting from this allocation is also shown. The illustrated variable annuity payments use an assumed investment return of 5% per year. Thus, actual performance greater than 5% per year will result in increasing annuity payments and actual performance less than 5% per year will result in decreasing annuity payments. We may offer alternative assumed investment returns. Fixed annuity payments remain constant. Initial monthly annuity payments under a fixed annuity option are generally higher than initial payments under a variable annuity option.

These tables show the monthly annuity payments for several hypothetical constant assumed investment returns. Of course, actual investment performance will not be constant and may be volatile. Actual monthly annuity payments would differ from those shown if the actual rate of return averaged the rate shown over a period of years, but also fluctuated above or below those averages from year to year. Upon request, and when you are considering an annuity option, we will furnish a comparable illustration based on your individual circumstances, including purchase rates and the mortality and expense risk charge that would apply.

                          ANNUITY PAYMENT ILLUSTRATION
                                 (100% VARIABLE)
                        Single Premium Payment: $100,000
                                    Sex: Male
                                     Age: 65
         Annuity Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly annuity payment based on current rates, if 100% fixed for annuity option selected: $653.60

Variable monthly annuity payment based on current rates, if 100% variable for annuity option selected: $654.24

Illustrative amounts below assume that 100% of the single premium payment is allocated to a variable annuity option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly annuity payments will vary with investment performance. No minimum dollar amount is guaranteed.

                                MONTHLY PAYMENTS
                       WITH AN ASSUMED RATE OF RETURN OF:

   PAYMENT     CALENDAR    ATTAINED     GROSS      0.00%       5.85%       6.00%       8.00%       10.00%         12.00%
     YEAR        YEAR         AGE        NET      -0.85%       5.00%       5.15%       7.15%        9.15%         11.15%
   -------     --------    --------     -----    --------    --------    --------    --------    ----------     ----------
      1          2003         50                 $ 654.24    $ 654.24    $ 654.24    $ 654.24    $   654.24     $   654.24
      2          2004         51                   615.97      654.24      655.22      668.31        681.39         694.48
      3          2005         52                   579.93      654.24      656.20      682.67        709.67         737.19
      4          2006         53                   546.01      654.24      657.19      697.35        739.12         782.52
      5          2007         54                   514.07      654.24      658.17      712.35        769.79         830.65
      10         2012         59                   380.29      654.24      663.13      792.29        943.35       1,119.48
      15         2017         64                   281.33      654.24      668.11      881.20      1,156.02       1,508.75
      20         2022         69                   208.12      654.24      673.14      980.09      1,416.65       2,033.37

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the contract owner and the various rates of return of the funds selected. The amount of the annuity payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly annuity payments (based on the variable account) will also fluctuate. No representation can be made by the company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Annuity payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                          ANNUITY PAYMENT ILLUSTRATION
                            (50% VARIABLE/50% FIXED)
                        Single Premium Payment: $100,000
                                    Sex: Male
                                     Age: 65
         Annuity Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly annuity payment based on current rates, if 100% fixed for annuity option selected: $653.60

Variable monthly annuity payment based on current rates, if 100% variable for annuity option selected: $654.24

Illustrative amounts below assume that 50% of the single premium payment is allocated to a variable annuity option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly annuity payments will vary with investment performance, but will never be less than $351.97. The monthly guaranteed payment of $351.97 is being provided by the $50,000 applied under the fixed annuity option.

                                Monthly Payments
                       With an Assumed Rate of Return of:

   PAYMENT     CALENDAR    ATTAINED     GROSS      0.00%       5.85%       6.00%       8.00%       10.00%         12.00%
     YEAR        YEAR        AGE         NET      -0.85%       5.00%       5.15%       7.15%        9.15%         11.15%
   -------     --------    --------     -----    --------    --------    --------    --------    ----------     ----------
      1          2003         50                 $ 653.92    $ 653.92    $ 653.92    $ 653.92    $   653.92     $   653.92
      2          2004         51                   615.67      653.92      654.90      667.98        681.06         694.14
      3          2005         52                   579.65      653.92      655.88      682.34        709.32         736.83
      4          2006         53                   545.74      653.92      656.87      697.01        738.76         782.14
      5          2007         54                   513.81      653.92      657.85      712.00        769.42         830.24
      10         2012         59                   380.11      653.92      662.80      791.90        942.88       1,118.93
      15         2017         64                   281.20      653.92      667.79      880.77      1,155.46       1,508.01
      20         2022         69                   208.02      653.92      672.81      979.61      1,415.96       2,032.38

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the contract owner and the various rates of return of the funds selected. The amount of the annuity payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly annuity payments (based on the variable account) will also fluctuate. No representation can be made by the company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Annuity payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                          ANNUITY PAYMENT ILLUSTRATION
                                 (100% VARIABLE)
                        Single Premium Payment: $100,000
                                   Sex: Female
                                     Age: 65
         Annuity Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly annuity payment based on current rates, if 100% fixed for annuity option selected: $618.77

Variable monthly annuity payment based on current rates, if 100% variable for annuity option selected: $619.38

Illustrative amounts below assume that 100% of the single premium payment is allocated to a variable annuity option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly annuity payments will vary with investment performance. No minimum dollar amount is guaranteed.

                                Monthly Payments
                       With an Assumed Rate of Return of:

   PAYMENT     CALENDAR    ATTAINED     GROSS      0.00%       5.85%       6.00%       8.00%       10.00%         12.00%
     YEAR        YEAR         AGE        NET      -0.85%       5.00%       5.15%       7.15%        9.15%         11.15%
   -------     --------    --------     -----    --------    --------    --------    --------    ----------     ----------
      1          2003         50                 $ 619.38    $ 619.38    $ 619.38    $ 619.38    $   619.38     $   619.38
      2          2004         51                   583.15      619.38      620.31      632.70        645.08         657.47
      3          2005         52                   549.03      619.38      621.24      646.30        671.86         697.91
      4          2006         53                   516.91      619.38      622.17      660.20        699.74         740.83
      5          2007         54                   486.67      619.38      623.10      674.39        728.78         786.39
      10         2012         59                   360.03      619.38      627.79      750.07        893.08       1,059.83
      15         2017         64                   266.34      619.38      632.51      834.25      1,094.43       1,428.36
      20         2022         69                   197.03      619.38      637.27      927.87      1,341.17       1,925.03

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the contract owner and the various rates of return of the funds selected. The amount of the annuity payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly annuity payments (based on the variable account) will also fluctuate. No representation can be made by the company or the fund that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Annuity payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                          ANNUITY PAYMENT ILLUSTRATION
                            (50% VARIABLE/50% FIXED)
                        Single Premium Payment: $100,000
                                   Sex: Female
                                     Age: 65
         Annuity Option Selected: Life Annuity With 10 Years Guaranteed
                        Frequency of Income Pay: Monthly

Fixed monthly annuity payment based on current rates, if 100% fixed for annuity option selected: $618.77

Variable monthly annuity payment based on current rates, if 100% variable for annuity option selected: $619.38

Illustrative amounts below assume that 50% of the single premium payment is allocated to a variable annuity option.

Assumed investment return at which monthly variable payments remain constant: 5%

Monthly annuity payments will vary with investment performance, but will never be less than $308.77. The monthly guaranteed payment of $308.77 is being provided by the $50,000 applied under the fixed annuity option.

                                Monthly Payments
                       With an Assumed Rate of Return of:

   PAYMENT     CALENDAR    ATTAINED     GROSS      0.00%       5.85%       6.00%       8.00%       10.00%         12.00%
     YEAR        YEAR        AGE         NET      -0.85%       5.00%       5.15%       7.15%        9.15%         11.15%
   -------     --------    --------     -----    --------    --------    --------    --------    ----------     ----------
      1          2003         50                 $ 619.08    $ 619.08    $ 619.08    $ 619.08    $   619.08     $   619.08
      2          2004         51                   582.86      619.08      620.00      632.39        644.77         657.15
      3          2005         52                   548.76      619.08      620.93      645.98        671.52         697.56
      4          2006         53                   516.66      619.08      621.87      659.87        699.39         740.46
      5          2007         54                   486.43      619.08      622.80      674.06        728.42         786.00
      10         2012         59                   359.85      619.08      627.48      749.70        892.64       1,059.31
      15         2017         64                   266.21      619.08      632.20      833.84      1,093.89       1,427.65
      20         2022         69                   196.94      619.08      636.96      927.41      1,340.51       1,924.08

The assumed rates of return shown above are illustrative only and are not a representation of past or future performance. Actual performance results may be more or less than those shown and will depend on a number of factors, including the investment allocations made by the contract owner and the various rates of return of the funds selected. The amount of the annuity payment would be different from that shown if the actual performance averaged the assumed rates of return shown above over a period of years, but also fluctuated above or below those averages from year to year. Since it is highly likely that the performance will fluctuate from month to month, monthly annuity payments (based on the variable account) will also fluctuate. No representation can be made by the company or the funds that this hypothetical performance can be achieved for any one year or sustained over any period of time.

Notes: Annuity payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period.

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
                  [To be finalized in pre-effective amendment]

GENERAL INFORMATION ............................................................
         AIG Life Insurance Company ............................................
         Distributor ...........................................................
         Potential Conflicts ...................................................
CALCULATION OF PERFORMANCE DATA ................................................
         Yield and Effective Yield Quotations for the Money Market Subaccount ..
         Yield Quotations for Other Subaccounts ................................
         Standardized Performance Data .........................................
ANNUITY PROVISIONS .............................................................
         Variable Annuity Payments .............................................
         Annuity Unit Value ....................................................
         Net Investment Factor .................................................
         Misstatement of Age or Sex ............................................
         Evidence of Survival ..................................................
FINANCIAL STATEMENTS ...........................................................

                                     PART B
                       STATEMENT OF ADDITIONAL INFORMATION

                              ______________, 2003

                 INDIVIDUAL IMMEDIATE VARIABLE ANNUITY CONTRACT

                                    issued by

                           AIG LIFE INSURANCE COMPANY

                                   through its

                               VARIABLE ACCOUNT I

This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for AIG Life Insurance Company ("AIG Life") Variable Account I describing the individual immediate variable annuity contract. The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus dated _____________, 2003, call us at (877) 299-1724 or write to us at AIG Life
Insurance Company, Attention: Variable Products, One ALICO Plaza, 600 King Street, Wilmington, Delaware 19801. Terms used in this SAI have the same meaning as are defined in the prospectus under the heading "Definitions."

                                TABLE OF CONTENTS

GENERAL INFORMATION.................................................................. 3
         AIG Life Insurance Company.................................................. 3
         Distributor................................................................. 3
         Potential Conflicts......................................................... 3

CALCULATION OF PERFORMANCE DATA...................................................... 4
         Yield and Effective Yield Quotations for the Money Market Subaccount........ 4
         Yield Quotations for Other Subaccounts...................................... 4
         Standardized Performance Data............................................... 5

ANNUITY PROVISIONS................................................................... 5
         Variable Annuity Payments................................................... 5
         Annuity Unit Value.......................................................... 6
         Net Investment Factor....................................................... 6
         Misstatement of Age or Sex.................................................. 7
         Evidence of Survival........................................................ 7

FINANCIAL STATEMENTS................................................................. 7

                               GENERAL INFORMATION

AIG LIFE

A description of AIG Life and its ownership is contained in the prospectus. We will provide for the safekeeping of the assets of Variable Account I.

DISTRIBUTOR

American General Equity Services Corporation ("AGESC") is the distributor and principal underwriter of the Contracts. AGESC is located at #1 Franklin Square, Springfield, Illinois 62713. AGESC is a Delaware corporation and an affiliate of AIG Life (AGESC is an indirect wholly-owned subsidiary of AIG). AGESC also acts as principal underwriter for AIG Life's other separate accounts and for the separate accounts of certain AIG Life affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Contracts.

AIG Life will not pay any commission to entities that sell the contracts. Payments may be made for services not directly related to the sale of the contract, including the establishment of administrative arrangements, recruitment and training of personnel, the distribution and production of promotional literature, and similar services.

POTENTIAL CONFLICTS

Shares of the funds may be sold only to separate accounts of life insurance companies. It is conceivable that, in the future, it may be disadvantageous for variable life insurance separate accounts, variable annuity separate accounts and qualified pension and retirement plans to invest in a fund simultaneously. Although neither we nor the funds currently foresee any such disadvantages, each fund's board of directors will monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken. If a material irreconcilable conflict were to occur, we will take whatever steps are deemed necessary, at our expense, to remedy or eliminate the irreconcilable material conflict. As a result, one or more insurance company separate accounts or plans might withdraw their investments in the fund. This might force the fund to sell securities at disadvantageous prices.

                         CALCULATION OF PERFORMANCE DATA

YIELD AND EFFECTIVE YIELD QUOTATIONS FOR THE MONEY MARKET SUBACCOUNT

The yield quotation for the money market subaccount will be for the seven days ended on the date of the most recent balance sheet of Variable Account I included in the registration statement. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Annuity Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

Any effective yield quotation for the money market subaccount will be for the seven days ended on the date of the most recent balance sheet of Variable Account I included in the registration statement and will be carried at least to the nearest hundredth of one percent. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Annuity Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

             Effective Yield = [(Base Period Return + 1) 365/7] - 1

For purposes of the yield and effective yield computations, the hypothetical charge reflects all deductions that are charged to all owner accounts in proportion to the length of the base period. The yield and effective yield quotations do not reflect the $200 charge that may be assessed at the time of surrender. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the money market subaccount and the corresponding portfolio are excluded from the calculation of yield.

YIELD QUOTATIONS FOR OTHER SUBACCOUNTS

Yield quotations will be based on the thirty-day period ended on the date of the most recent balance sheet of Variable Account I included in the registration statement, and are computed by dividing the net investment income per Annuity Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                              Yield=2[(a-b+1)/\6-1]
                                       ---
                                        cd

Where: a = net investment income earned during the period by the portfolio attributable to investments owned by the subaccount

          b = expenses accrued for the period (net of reimbursements)

          c = the average daily number of Annuity Units outstanding during the period

          d = the maximum offering price per Annuity Unit on the last day of the period

Yield quotations for a subaccount reflect all recurring contract charges. However, they do not reflect the charge of $200 that may be assessed upon surrender of the contract.

STANDARDIZED PERFORMANCE DATA

The total return quotations for all of the subaccounts will be average annual total return quotations reflecting all aspects of a subaccount's return, including the automatic reinvestment by the variable account of all distributions, any change in the subaccount's value over the period, and the effect of any recurring charge and of the $200 charge assessed upon surrender. This type of performance is referred to as standardized performance and is based on the life of the subaccount. Average annual total return is calculated by determining the growth or decline in value of a hypothetical historical investment in the subaccount over a stated period and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative return of 100% over ten years would produce an average annual return of 7.18%, which is the steady rate that would equal 100% growth on a compounded basis in ten years. While average annual total returns are a convenient means of comparing investment alternatives, investors should realize that the subaccount's performance is not constant over time, but changes from year to year, and that average annual total returns represent averaged figures as opposed to the actual year-to-year performance of a subaccount.

                               ANNUITY PROVISIONS

VARIABLE ANNUITY PAYMENTS

A variable annuity is an annuity whose payments are not predetermined as to dollar amount and will vary in amount with the net investment results of the applicable subaccounts. When you pay your single premium, we calculate the number of Annuity Units associated with each annuity payment determined by our currently used annuity rate factor and the Annuity Unit values.

ANNUITY UNIT VALUE

The value of an Annuity Unit for each subaccount was arbitrarily set initially at $100. This was done when the first portfolio shares were purchased. The Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the subaccount's Annuity Unit value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

          (a) is the net investment factor (described below) for the Valuation Period for which the Annuity Unit value is being determined; and

          (b) is the Assumed Investment Return for such Valuation Period.

The Assumed Investment Return adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the Assumed Investment Return rate.

NET INVESTMENT FACTOR

The net investment factor is used to determine how investment results of a portfolio affect the Annuity Unit value of the subaccount from one Valuation Period to the next. The net investment factor for each subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

          (a) is equal to:

                    (i) the net asset value per share of the portfolio held in the subaccount determined at the end of that Valuation Period, plus

                    (ii) the per share amount of any dividend or capital gain distribution made by the portfolio held in the subaccount if the "ex-dividend" date occurs during that same Valuation Period, plus or minus

                    (iii) a per share charge or credit, which we determine, for changes in tax reserves resulting from investment operations of the subaccount.

          (b) is equal to:

                    (i) the net asset value per share of the portfolio held in the subaccount determined as of the end of the prior Valuation Period, plus or minus

                    (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

          (c) is equal to the mortality and expense risk charge rate for the valuation period.

The net investment factor may be greater or less than the Assumed Investment Return. Therefore, the Annuity Unit value may increase or decrease from Valuation Period to Valuation Period.

MISSTATEMENT OF AGE OR SEX

We will require proof of the age and sex of the Annuitant before making any annuity payment provided for by the contract. If the age or sex of the Annuitant has been misstated, we will compute the amount payable based on the correct age and sex. If annuity payments have begun, any underpayment that may have been made will be paid in full with the next annuity payment, including interest at the annual rate of 3%. Any overpayments, including interest at the annual rate of 3% will be deducted from future annuity payments until we are repaid in full.

EVIDENCE OF SURVIVAL

If a contract provision requires that a person be alive, we may require due proof that the person is alive before we act under that provision.

                              FINANCIAL STATEMENTS


                    [TO BE FILED BY PRE-EFFECTIVE AMENDMENT]

The balance sheets of AIG Life at December 31, 2002 and 2001 and the related statements of income, capital funds, comprehensive income and cash flows for each of the periods in the three years ended December 31, 2002, appearing herein, have been audited by PricewaterhouseCoopers LLP ("PWC"), independent accountants, on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein. PWC is located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002.

The statement of net assets of the Variable Account as of December 31, 2002 and the related statement of operations for the year ended December 31, 2002 and the statements of changes in net assets for each of the periods in the two years ended December 31, 2002, appearing herein, have been audited by PWC, independent accountants, as set forth in their report appearing elsewhere herein.

FINANCIAL STATEMENTS OF THIS                                       PAGE TO SEE
VARIABLE ACCOUNT I                                                 IN THIS SAI
----------------------------                                       -----------
Report of Independent Accountants...............................     VA I - 1
Summary of Financial Statements.................................     VA I - 3
Statements of Net Assets as of December 31, 2002................     VA I - 4
Statements of Operations for the year ended December 31, 2002...     VA I - 4
Statements of Changes in Net Assets for the year ended
 December 31, 2002 and 2001.....................................     VA I - 24
Notes to Financial Statements...................................     VA I - 44

FINANCIAL STATEMENTS OF                                            PAGE TO SEE
AIG LIFE INSURANCE COMPANY                                         IN THIS SAI
--------------------------                                         -----------
Report of Independent Accountants...............................      F - 2
Balance Sheets..................................................      F - 3
Statements of Income............................................      F - 5
Statements of Capital Funds.....................................      F - 6
Statements of Cash Flows........................................      F - 7
Statements of Comprehensive Income..............................      F - 8
Notes to Financial Statements...................................      F - 9

                                     PART C
                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)     Financial statements.

        Audited Financial Statements of AIG Life Insurance Company for the year ended December 31, 2002, are included in Part B of the registration statement.

(b)     Exhibits.

        (1)(a) Certificate of Resolution for AIG Life Insurance Company pursuant to the Board of Directors' meeting dated June 5, 1986, authorizing the establishment of separate accounts for the issuance and sale of variable and fixed annuity contracts. (1)

        (1)(b) Certificate of Resolution for AIG Life Insurance Company pursuant to the Board of Directors' meeting dated September 12, 1995, amending in its entirety the resolution previously passed by the Board of Directors on June 5, 1986, authorizing the establishment of separate accounts for the issuance and sale of variable life insurance contracts, as well as for variable and fixed annuity contracts. (5)

        (2)             N/A

        (3)(a) Distribution Agreement between AIG Life Insurance Company and American General Equity Services Corporation, effective May 1, 2003. (6)

        (4)(a) Form of Single Premium Immediate Variable Annuity Nonparticipating Contract, Form No. 16IVIA0403. (Filed herewith)

        (4)(b)          Form of Endorsement - Cancellation Option, Form No.
                        16IVCO0403. (Filed herewith)

        (4)(c)          Form of Endorsement - Partial Withdrawal, Form No.
                        14IVPW0403. (Filed herewith)

        (5)(a)          Form of Variable Immediate Annuity Application, Form No.
                        14IVIA0403. (Filed herewith)

        (6)(a) Certificate of Incorporation of AIG Life Insurance Company, dated December 6, 1991. (2)

        (6)(b) Restated Certificate of Incorporation of AIG Life Insurance Company, dated December 6, 1991. (2)

        (6)(c) Certificate of Amendment of Certificate of Incorporation of AIG Life Insurance Company, dated December 3, 2001.
                        (6)

        (6)(d)          Bylaws of AIG Life Insurance Company as of March 2000.
                        (3)

        (7)             N/A

        (8)(a)(i) Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including AIG Life Insurance Company. (6)

        (8)(a)(ii) Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including AIG Life Insurance Company, dated May 21, 1975. (6)

        (8)(a)(iii) Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including AIG Life Insurance Company, dated September 23, 1975. (6)

        (8)(a)(iv) Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including AIG Life Insurance Company, dated December 30, 1998. (6)

        (8)(a)(v) Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including AIG Life Insurance Company. (6)

        (8)(b)(i) Form of Fund Participation Agreement between AIG Life Insurance Company and The Vanguard Group, Inc. dated December 27, 2001. (4)

        (8)(b)(ii) Form of Addendum to Fund Participation Agreement between AIG Life Insurance Company and The Vanguard Group, Inc.
                        (7)

        (8)(c)(i) Form of Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and AIG Life Insurance Company.
                        (7)

        (9) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC. (To be filed by Amendment)

        (10)            Consent of Independent Accountants,
                        PricewaterhouseCoopers LLP. (To be filed by Amendment)

        (11)            N/A

        (12)            N/A

        (13)            N/A

----------

(1) Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 033-39171) of Variable Account I of AIG Life Insurance Company filed on October 27, 1998.

(2) Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 033-90684) of Variable Account II of AIG Life Insurance Company filed on October 27, 1998.

(3) Incorporated by reference to Post-Effective Amendment No. 15 to Form N-4 Registration Statement (File No. 033-39171) of Variable Account I of AIG Life Insurance Company filed on April 28, 2000.

(4) Incorporated by reference to Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-36260) of Variable Account I of AIG Life Insurance Company filed on December 28, 2001.

(5) Incorporated by reference to Post-Effective Amendment No. 9 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of AIG Life Insurance Company filed on February 7, 2003.

(6) Incorporated by reference to Post-Effective Amendment No. 10 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of AIG Life Insurance Company filed on April 25, 2003.

(7) Incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-36260) of Variable Account I of AIG Life Insurance Company filed on April 25, 2003.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL                   POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS                    AIG LIFE INSURANCE COMPANY
------------------------             ---------------------------------------------------------------
Rodney O. Martin, Jr.                Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

Nicholas A. O'Kulich                 Director and Vice Chairman of the Board of Directors
70 Pine Street
New York, NY 10270

David J. Dietz                       Director and Chairman
830 Third Avenue
New York, NY 10022

M. Bernard Aidinoff                  Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

David L. Herzog                      Director, Chief Financial Officer and Chief Operating Officer
2929 Allen Parkway
Houston, TX 77019

Royce G. Imhoff, II                  Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

Ernest T. Patrikis                   Director
70 Pine Street
New York, NY 10270

Gary D. Reddick                      Director and Chief Administrative Officer
2929 Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL                   POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS                    AIG LIFE INSURANCE COMPANY
------------------------             ---------------------------------------------------------------
Martin J. Sullivan                   Director
70 Pine Street
New York, NY 10270

Thomas L. Booker                     President
2727 Allen Parkway
Houston, TX 77019

Richard A. Hollar                    President and Chief Executive Officer
750 West Virginia Street
Milwaukee, WI 53204

James A. Galli                       Executive Vice President
830 Third Avenue
New York, NY 10022

Althea R. Johnson                    Executive Vice President and Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Paul L. Mistretta                    Executive Vice President
2727-A Allen Parkway
Houston, TX 77019

James W. Weakley                     Executive Vice President
2929 Allen Parkway
Houston, TX 77019

Gregory A. Arms                      Senior Vice President
80 Pine Street
New York, NY 10005

Wayne A. Barnard                     Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Paul S. Bell                         Senior Vice President
One ALICO Plaza
600 King Street
Wilmington, DE 19801

NAME AND PRINCIPAL                   POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS                    AIG LIFE INSURANCE COMPANY
------------------------             ---------------------------------------------------------------
Robert M. Beuerlein                  Senior Vice President and Chief Actuary
2727-A Allen Parkway
Houston, TX 77019

Pauletta P. Cohn                     Senior Vice President and Co-General Counsel
2929 Allen Parkway
Houston, TX 77019

Robert M. Goldbloom                  Senior Vice President
70 Pine Street
New York, NY 10270

Robert F. Herbert, Jr.               Senior Vice President, Treasurer and Comptroller
2727-A Allen Parkway
Houston, TX 77019

Kyle L. Jennings                     Senior Vice President and Co-General Counsel
2929 Allen Parkway
Houston, TX 77019

Glen D. Keller                       Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Simon J. Leech                       Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark R. McGuire                      Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Laura W. Milazzo                     Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Lawrence J. O'Brien                  Senior Vice President
2727 Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL                   POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS                    AIG LIFE INSURANCE COMPANY
------------------------             ---------------------------------------------------------------
A. Hasan Qureshi                     Senior Vice President
One ALICO Plaza
600 King Street
Wilmington, DE 19801

Edward F. Bacon                      Vice President
2727-A Allen Parkway
Houston, TX 77019

Joan M. Bartel                       Vice President
2727 Allen Parkway
Houston, TX 77019

Joseph S. Cella                      Vice President
70 Pine Street
New York, NY 10270

Robert W. Chesner                    Vice President
2929 Allen Parkway
Houston, TX 77019

Farideh N. Farrokhi                  Vice President and Assistant Secretary
2727-A Allen Parkway
Houston, TX 77019

Richard L. Gravette                  Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 77019

Joel H. Hammer                       Vice President
1 Chase Manhattan Place
New York, NY 10005

Thomas M. Hoffman                    Vice President
70 Pine Street
New York, NY 10270

NAME AND PRINCIPAL                   POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS                    AIG LIFE INSURANCE COMPANY
------------------------             ---------------------------------------------------------------
Keith C. Honig                       Vice President
1999 Avenue of the Stars
Los Angeles, CA 90067

S. Douglas Israel                    Vice President
2929 Allen Parkway
Houston, TX 77019

Gary J. Kleinman                     Vice President and Real Estate Investment Officer
1 Chase Manhattan Place
New York, NY 10005

David S. Martin                      Vice President
3600 Route 66
Neptune, NJ 07754

Gordon S. Massie                     Vice President
2929 Allen Parkway
Houston, TX 77019

Richard A. Mercante                  Vice President
175 Water Street
New York, NY 10038

John J. Oehmke                       Vice President
One ALICO Plaza
600 King Street
Wilmington, DE 19801

Briton L. Parker                     Vice President
One ALICO Plaza
600 King Street
Wilmington, DE 19801

Kristen E. Sather                    Vice President
1 Chase Manhattan Place
New York, NY 10005

NAME AND PRINCIPAL                   POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS                    AIG LIFE INSURANCE COMPANY
------------------------             -------------------------------------------
Richard W. Scott                     Vice President and Chief Investment Officer
2929 Allen Parkway
Houston, TX 77019

T. Clay Spires                       Vice President and Assistant Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Edward F. Andrzejewski               Tax Officer
70 Pine Street
New York, NY 10270

Deanna Osmonson                      Chief Compliance Officer
2727 Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck                    Secretary
70 Pine Street
New York, NY 10270


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found as Exhibit 21 in Form 10-K, SEC file number 001-08787, accession number 0000950123-03-003570, filed March 31, 2003.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of June 2, 2003, there were zero owners of contracts of the class covered by this registration statement, zero qualified contracts and zero non-qualified contracts.

ITEM 28. INDEMNIFICATION

The corporation shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, indemnify any and all of its directors and officers, who shall serve as an officer or director of the corporation at the request of the corporation, from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any other provision of the bylaws, the certificate of incorporation, any agreement, any vote of the stockholders or disinterested directors or otherwise, both as to action in their official capacity while holding such office and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) American General Equity Services Corporation, the principal underwriter for Variable Account I, also acts as the principal underwriter for other separate accounts of the Depositor, and for the separate accounts of American International Life Assurance Company of New York, an affiliated company.

(b) The following information is provided for each director and officer of the principal underwriter:

NAME AND PRINCIPAL                  POSITIONS AND OFFICES WITH UNDERWRITER
 BUSINESS ADDRESS                   AMERICAN GENERAL EQUITY SERVICES CORPORATION
------------------------            --------------------------------------------
Mark R. McGuire                     Director, Chairman, Chief Executive Officer
2727 Allen Parkway                  and President
Houston, TX 77019

Thomas B. Jennings                  Director
2727 Allen Parkway
Houston, TX 77019

Brandon J. Liang                    Director
2727 Allen Parkway
Houston, TX 77019

Larry Blews                         Vice President and Chief Compliance Officer
2727 Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.              Vice President
2727-A Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL                  POSITIONS AND OFFICES WITH UNDERWRITER
 BUSINESS ADDRESS                   AMERICAN GENERAL EQUITY SERVICES CORPORATION
------------------------            --------------------------------------------
Lucille S. Martinez                 Vice President, Treasurer and Controller
2727 Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck                   Secretary
70 Pine Street
New York, NY 10270

Edward F. Andrzejewski              Tax Officer
70 Pine Street
New York, NY 10270

Pauletta P. Cohn                    Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Steven A. Glover                    Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Lauren W. Jones                     Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming                     Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore                    Assistant Tax Officer
2919 Allen Parkway
Houston, TX 77019

T. Clay Spires                      Assistant Tax Officer
2727-A Allen Parkway
Houston, TX 77019

(c) Compensation From the Registrant

                               NET UNDERWRITING
NAME OF PRINCIPAL              DISCOUNTS AND          COMPENSATION         BROKERAGE
UNDERWRITER                    COMMISSIONS            ON REDEMPTION        COMMISSIONS        COMPENSATION
American General Equity
 Services Corporation                  0                   0                    0                   0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of AIG Life Insurance Company at its principal executive office located at 70 Pine Street, New York, New York 10270 or at its offices located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or One ALICO Plaza, 600 King Street, Wilmington, Delaware 19801.

ITEM 31. MANAGEMENT SERVICES

Not applicable.

ITEM 32. UNDERTAKINGS

The Registrant undertakes: A) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted; B) to include either (1) as part of any application to purchase a Contract offered by a prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a toll-free number or a post card or similar written communication affixed to or included in the applicable prospectus that the applicant can use to send for a Statement of Additional Information; C) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

Representation Regarding the Reasonableness of Aggregate Fees and Charges Deducted Under the Contracts Pursuant to Section 26)(e)(2)(A) of the Investment Company Act of 1940

AIG Life represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AIG Life.

                               POWERS OF ATTORNEY

        Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Pauletta P. Cohn and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

        As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Account I of AIG Life Insurance Company, has caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 30th day of May, 2003.


                               VARIABLE ACCOUNT I OF AIG LIFE
                               INSURANCE COMPANY
                               (Registrant)


                         BY:   AIG LIFE INSURANCE COMPANY
                               (On behalf of the Registrant and itself)


                         BY:   /s/ ROBERT F. HERBERT, JR.
                               -------------------------------------
                               Robert F. Herbert, Jr.
                               Senior Vice President, Treasurer and
                                Comptroller


[SEAL]


ATTEST:  /s/ LAUREN W. JONES
         --------------------
         Lauren W. Jones
         Assistant Secretary

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                      Title                     Date
---------                      -----                     ----

/s/ RODNEY O. MARTIN, JR.      Director and Chairman     May 30, 2003
--------------------------
Rodney O. Martin, Jr.


/s/ DAVID L. HERZOG            Director and Chief        May 30, 2003
--------------------           Financial Officer
David L. Herzog


/s/ M. BERNARD AIDINOFF        Director                  May 30, 2003
------------------------
M. Bernard Aidinoff


/s/ DAVID J. DIETZ             Director                  May 30, 2003
-------------------
David J. Dietz


/s/ ROYCE G. IMHOFF II         Director and CEO          May 30, 2003
-----------------------
Royce G. Imhoff II


/s/ NICHOLAS A. O'KULICH       Director                  May 30, 2003
-------------------------
Nicholas A. O'Kulich


/s/ GARY D. REDDICK            Director                  May 30, 2003
--------------------
Gary D. Reddick


/s/ MARTIN J. SULLIVAN         Director                  May 30, 2003
-----------------------
Martin J. Sullivan


/s/ ERNEST T. PATRIKIS         Director                  May 30, 2003
-----------------------
Ernest T. Patrikis

                                  EXHIBIT INDEX

ITEM 24. EXHIBITS

        (4)(a) Form of Single Premium Immediate Variable Annuity Nonparticipating Contract, Form No. 16IVIA0403.

        (4)(b)      Form of Endorsement - Cancellation Option, Form No.
                    16IVCO0403.

        (4)(c)      Form of Endorsement - Partial Withdrawal, Form No.
                    14IVPW0403.

        (5)(a) Form of Variable Immediate Annuity Application, Form No. 14IVIA0403.

                                       E-1